SUPERTEL HOSPITALITY, INC.

2007 ANNUAL REPORT

2007 HIGHLIGHTS

> ACQUIRED 27 HOTELS IN 2007 LOCATED IN 10 STATES, RESULTING IN A 30.7 PERCENT INCREASE IN THE NUMBER OF HOTELS, AND FURTHER GEOGRAPHICALLY DISPERSING THE PORTFOLIO;

> INCREASED THE 2007 QUARTERLY COMMON STOCK DIVIDEND PAID IN EACH QUARTER, A 26.7 PERCENT IMPROVEMENT OVER 2006; AND

> ENGAGED A SECOND INDEPENDENT MANAGEMENT COMPANY, HLC HOTELS INC., TO OPERATE 15 RECENTLY ACQUIRED MASTERS INNS.

HOTEL OWNERSHIP

SUPERTEL HAS NEARLY DOUBLED ITS HOTEL PORTFOLIO SINCE 2004. YEAR-TO-DATE-2008, THE COMPANY HAS ACQUIRED 10 ADDITIONAL PROPERTIES.


2004
69
2005
76
2006
88
2007
115

DIVIDENDS PER SHARE

SINCE 2004, SUPERTEL HAS RAISED ITS COMMON STOCK DIVIDEND 9 TIMES TO $0.4625 PER SHARE IN 2007, A 131 PERCENT INCREASE.


2004
$.20
2005
$.24
2006
$.365
2007
$.4625



SUPERTEL IS A SELF-ADMINISTERED REAL ESTATE INVESTMENT TRUST SPECIALIZING IN THE OWNERSHIP OF LIMITED-SERVICE HOTELS. AS OF MARCH 31, 2008, THE COMPANY OWNED 125 HOTELS, AGGREGATING NEARLY 11,000 ROOMS LOCATED IN 24 STATES.

Shareholder Letter

Supertel's strategy is pretty straightforward. Acquire quality hotels primarily in the limited-service and economy sectors, operate them well and pay shareholders a prudent and attractive dividend.

Since September 1, 2005, Supertel has nearly doubled the number of hotels in its portfolio from 69 to 125, as of the date of this letter. Comparing key 2007 financial metrics to 2005 indicates that this strategy has proven successful: revenues increased 84.4 percent to $111.6 million in 2007; net earnings increased 46.8 percent to $4.1 million; net earnings available to common shareholders increased 12.9 percent to $3.1 million; funds from operations (FFO[1]) increased 59.4 percent to $15.4 million last year; and earnings before income taxes, depreciation and amortization (EBITDA[1]) increased 85.1 percent to $29.2 million in 2007.

This growth has provided Supertel with the financial strength to increase its common stock dividend nine times, 92.7 percent, during this period, from $0.24 per share for 2005 to $0.4625 per share for full-year 2007. Based on the company's stock price at year-end 2007, Supertel shareholders received a 7.5 percent dividend return.

Rapid growth presents both opportunities and challenges. We have worked closely with our independent management companies to better adapt to this growth and to improve operations and margins. We have made substantial progress and are in a much stronger position operationally than we were a year ago. However, we continue to look for ways to improve margins, guest satisfaction and our bottom line.

At this point in time in 2008, the economic outlook is uncertain. The sub-prime crisis that struck last summer has had a dampening effect on the economy. While we are concerned about any economic slowdown, we believe our business model enables us to seize opportunities in all phases of the economy. Our key efforts in 2008 include:

[1] FFO and EBITDA are non-GAAP financing measures within the meaning of the rules of the Securities & Exchange Commission and accordingly have been reconciled to the comparable GAAP measures in Item 6, Selected Financial Data, in the accompanying Form 10-K.

- Improve returns on current portfolio – Margin improvement will be a primary focus in 2008. We believe there are additional opportunities to reduce costs, especially labor. Our primary operator implemented a new labor scheduling and monitoring program in late 2007, and we are working closely with them to fine-tune the system.

  Energy cost is another area that is receiving close attention, especially with oil prices at all-time highs. We are evaluating a number of programs that can better monitor and control energy usage. We share best practices among our properties and constantly look for new ways to conserve. It is not only good for Supertel, it is good for the environment.

  We also seek ways to improve revenues. Our primary operator also has added additional key, senior-level operational and marketing executives. We expect to see margin improvements, enhanced revenue management and improved e-marketing programs as a result.

- Maintain and enhance the quality of our portfolio – In 2007, we invested $10.9 million to improve the physical quality of our properties to meet our goal of providing clean, affordable rooms to our guests. Overall, our portfolio is in good physical condition, and we will continue to allocate funds to maintain our ongoing capital improvement programs.

  Generally speaking, we do not seek to add properties that require major renovation, repositioning or reflagging. Our objective is to acquire properties that are in good condition, have a track record of achieving specific cash flow goals with reasonable room for improvement based on our economies of scale, distribution and strong management.

- Continue to seek accretive acquisitions – Our portfolio today is comprised of 28.8 percent mid-market, limited-service hotels, 64.8 percent economy properties and 6.4 percent economy extended-stay hotels. The properties are geographically dispersed in 24 states. In addition, we operate under 12 different franchised brands, with particular emphasis on brands under Wyndham, Choice, InterContinental Group and Hilton flags.

Our plan is to continue to focus on these segments because we have a long track record of success in these sectors. In addition, Supertel is the only publicly held real estate investment trust (REIT) that is concentrated in these segments. We believe this gives us a competitive edge over other REITs because we do not have major Wall Street-backed competitors seeking the same transactions. That does not mean that we don't have competition for hotel acquisitions, but we believe it puts somewhat less pressure on pricing. In 2007, we acquired 27 hotels for an average of approximately $32,700 per room.

Year-to-date 2008, we have acquired 10 hotels in three separate transactions. All 10 hotels are in good physical shape and are in solid locations. Seven of the hotels are located in Kentucky, which brings to 10 the number of hotels we own in the state. We believe this concentration of properties will give us a number of economies of scale opportunities.

The current economic climate has made acquisition financing more challenging. On the positive side, we believe it will drive more buyers to the sidelines and, over time, have an impact on pricing based on historic patterns.

Adding in all the factors that we know at this time, our approach to acquisitions in 2008 is to be flexible and opportunistic. We are patient investors but are able to move quickly to respond to opportunities that fit our acquisition strategy and investment return criteria.

- Provide a solid dividend with upside potential – In 2007, we increased the dividend in each quarter, moving from $0.11 for the fourth quarter of 2006 to $0.12 ¾ in the 2007 fourth quarter, a 15.9 percent quarter-over-quarter improvement.

  We maintain a prudent dividend policy, which we will continue to evaluate quarterly based on our projections for continued sustainable growth.

We remain optimistic about the remainder of 2008. While the capital markets are a question mark, the underlying fundamentals of the hotel industry, according to the industry forecasters, are expected to remain positive for the foreseeable future, with supply and demand generally in good balance.

We have the opportunity to improve margins and believe we will see acquisition opportunities at more attractive pricing. We are closely watching economic trends and adapting our operations at each property in response to any shifts that we see.

We believe a two-pronged approach of improving returns on existing hotels and continued acquisitions of properties that generate appropriate returns will allow us to maintain a strong dividend policy. We remain watchful of the trends in the current economy, but believe we are well positioned to respond and to take advantage of the opportunities that the economy presents. We appreciate your continued support and look forward to another year of accomplishment in 2008.

Sincerely,

Paul J. Schulte
Chairman, President and Chief Executive Officer

April 18, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number: 0-25060

Supertel Hospitality, Inc.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	**52-1889548** (I.R.S. Employer Identification No.)
309 N. 5 * St., Norfolk, NE (Address of principal executive offices)	**68701** (Zip Code)

(402) 371-2520
(Registrant's telephone number, including area code)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	**The NASDAQ Stock Market, LLC**
Series A Convertible Preferred Stock, $.01 par value per share	**The NASDAQ Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 29, 2007 the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $145.5 million based on the $8.47 closing price as reported on the Nasdaq Global Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 29, 2008
Common Stock, $.01 par value per share	**20,700,616 shares**

DOCUMENTS INCORPORATED BY REFERENCE

None

TABLE OF CONTENTS

PART I

Item 1. Business

References to "we", "our", "us" and "Company" refer to Supertel Hospitality, Inc., including, as the context requires, its direct and indirect subsidiaries.

Overview

We are a self-administered real estate investment trust (REIT), and through our subsidiaries, as of December 31, 2007 we owned 115 limited service hotels in 24 states. Our hotels operate under several national franchise and independent brands.

Our significant events for 2007 include:

- purchase of 27 additional hotels;
- a second management company, HLC Hotels Inc. was engaged to manage our 15 Masters Inns; and
- payment of quarterly dividends on the common stock, for a total of $.4625 per share in 2007, up from $.365 per share in 2006.

Recent Events

We acquired ten additional limited service hotels on January 2, 2008.

Available Information

Our executive offices are located at 309 N. 5th St, Norfolk, Nebraska 68701, our telephone number is (402) 371-2520, and we maintain an Internet website located at www.supertelinc.com. Our annual reports on Form 10-K and quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports are available free of charge on our website as soon as reasonably practicable after they are filed with the SEC. We also make available the charters of our board committees and our Code of Business Conduct and Ethics on our website. Copies of these documents are available in print to any shareholder who requests them. Requests should be sent to Supertel Hospitality, Inc., 309 N. 5th St, P.O. Box 1448, Norfolk, Nebraska 68701, Attn: Corporate Secretary.

General Development of Business

We are a REIT for federal income tax purposes and we were incorporated in Virginia on August 23, 1994. Our common stock began to trade on The Nasdaq Global Market on October 30, 1996. Our preferred stock began to trade on The Nasdaq Global Market on December 30, 2005.

Through our wholly owned subsidiaries, Supertel Hospitality REIT Trust and E&P REIT Trust, we own a controlling interest in Supertel Limited Partnership and E&P Financing Limited Partnership. We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 93% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership. In the future, these limited partnerships may issue limited partnership interests to third parties from time to time in connection with our acquisitions of hotel properties or capital raising.

In order for the income from our hotel property investments to constitute "rents from real properties" for purposes of the gross income tests required for REIT qualification, the income we earn cannot be derived from the operation of any of our hotels. Therefore, we lease each of our hotel properties to our wholly owned taxable REIT subsidiaries. Under the REIT Modernization Act ("RMA"), which became effective January 1, 2000, REITs are permitted to lease their hotels to wholly owned taxable REIT subsidiaries. We formed TRS Leasing, Inc. and its wholly owned subsidiaries TRS Subsidiary LLC; SPPR TRS Subsidiary, LLC and SPPR-BMI TRS Subsidiary, LLC (collectively the "TRS Lessee") in accordance with the RMA. Pursuant to the RMA, the TRS Lessee is required to enter into management agreements with an "eligible independent contractor" who will manage the hotels leased by the TRS Lessee. Accordingly the hotels are leased to our taxable TRS Lessee and are managed by Royco Hotels Inc. ("Royco Hotels") and HLC Hotels Inc. ("HLC") pursuant to management agreements.

(b) Financial Information About Industry Segments

We are engaged primarily in the business of owning equity interests in hotel properties. Therefore, presentation of information about industry segments is not applicable. See the Consolidated Financial Statements and notes thereto included in Item 8 of this Annual Report on Form 10-K for certain financial information required in this Item 1.

(c) Narrative Description of Business

General At December 31, 2007, we owned, through our subsidiaries, 115 hotels in 24 states. The hotels are operated by Royco Hotels (100) and HLC (15). We acquired 10 additional hotels on January 2, 2008, which are operated by Royco Hotels.

Our primary objective is to increase shareholder value through increasing the operating returns of the hotels and by acquiring equity interests in hotels that meet our investment criteria.

Internal Growth Strategy We seek to grow internally through improvements to our hotel operating results, principally through increased occupancy and average daily rates, and through reductions in operating expenses. As a REIT, we are required to distribute 90% of our REIT taxable income as dividends to our stockholders each year. Thus, internally generated cash flow will principally be used to pay dividends and any residual cash flow, together with cash flow from external financing sources, may be used to fund ongoing capital improvements, including furniture, fixtures and equipment, to our hotels and to meet general corporate and other working capital needs.

Acquisition Strategy Any acquisition, investment or purchase of property in excess of $5 million requires approval of the Investment Committee of our Board of Directors. Our general investment criteria are described below:

- hotels with proven historical cash flow;
- hotels which could benefit from new management, a new marketing strategy and association with a national franchisor;
- hotels which could benefit significantly from renovations; and
- hotels in attractive locations that could benefit by changing franchises to a grade that is more appropriate for the location and clientele.

Our organizational documents do not limit the types of investments we can make; however, our intent is to focus primarily on midscale without food and beverage and economy, including economy extended-stay hotel properties.

We acquired 27 hotels in 2007 through our subsidiaries. The following table reflects additional information regarding each of these hotels:

Hotel	Location	Date Acquired	Rooms
Super 8	Billings, Montana	01/05/07	106
Super 8	Boise, Idaho	01/05/07	108
Super 8	Columbus, Georgia	01/05/07	74
Comfort Inn	Ellsworth, Maine	01/05/07	63
Super 8	Terre Haute, Indiana	01/05/07	117
Comfort Inn	Alexandria, Virginia	04/04/07	150
Days Inn	Alexandria, Virginia	04/04/07	200
Days Inn	Bossier City, Louisiana	04/04/07	176
Days Inn	Fredericksburg, Virginia	04/04/07	120
Days Inn	Fredericksburg, Virginia	04/04/07	156
Days Inn	Shreveport, Louisiana	04/04/07	148
Tara Inn & Suites	Jonesboro, Georgia	04/10/07	127
Masters Inn	Augusta, Georgia	05/16/07	120
Masters Inn	Charleston, South Carolina	05/16/07	150
Masters Inn	Columbia, South Carolina	05/16/07	112
Masters Inn	Columbia, South Carolina	05/16/07	109
Masters Inn	Doraville, Georgia	05/16/07	88
Masters Inn	Garden City, Georgia	05/16/07	128
Masters Inn	Marietta, Georgia	05/16/07	87
Masters Inn	Mt. Pleasant, South Carolina	05/16/07	119
Masters Inn	Orlando, Florida	05/16/07	120
Masters Inn	Orlando, Florida	05/16/07	188
Masters Inn	Orlando, Florida	05/16/07	116
Masters Inn	Seffner, Florida	05/16/07	120
Masters Inn	Tampa, Florida	05/16/07	127
Masters Inn	Tucker, Georgia	05/16/07	107
Masters Inn	Tuscaloosa, Alabama	05/16/07	151
			3,387

Development Strategy Subject to market conditions and the availability of financing, we may selectively grow through the development of new limited-service and extended stay hotel properties.

Our site selection criteria would include some or all of the following characteristics:

- urban or resort locations with relatively high demand for rooms, and a relatively low supply of competing hotels;
- areas that have strong industrial bases with the potential for future growth;
- communities with state or federal installations, colleges or universities; and
- sites that currently have an aging hotel presence.

These criteria describe the basic characteristics that we look for prior to committing to the development of a new hotel. Sites that are selected may have some or all of the market characteristics described above, as well as characteristics that are not specifically described herein. Sites selected by us will not necessarily possess all of these characteristics.

Sale of Hotels We may undertake the sale of one or more of the hotels from time to time in response to changes in market conditions, our current or projected return on our investment in the hotels or other factors which the board of directors deems relevant. We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. The proceeds from the sale of these hotels were used primarily to repay existing debt. We did not sell any hotels in 2005 through 2007 and none of our hotels were classified as being held for sale as of December 31, 2007; however, we may sell additional hotels in the future as market conditions and other factors so warrant.

Hotel Management Royco Hotels and HLC, both independent contractors, manage our hotels pursuant to hotel management agreements with TRS Lessee. The hotel management agreements provide that the management companies have control of all operational aspects of the hotels, including employee-related matters. The management companies must generally maintain each hotel under their management in good repair and condition and make routine maintenance, repairs and minor alterations. Additionally, Royco Hotels must operate the hotels in accordance with the national franchise agreements that cover the hotels, which includes, as applicable, using franchisor sales and reservation systems as well as abiding by franchisors' marketing standards. Royco Hotels and HLC may not assign their management agreements without our consent.

The management agreements generally require TRS Lessee to fund debt service, working capital needs and capital expenditures and fund Royco Hotels and HLC's third-party operating expenses, except those expenses not related to the operation of the hotels. TRS Lessee is responsible for obtaining and maintaining insurance policies with respect to the hotels.

Royco Management Fee Royco Hotels manages 100 of our 115 properties we owned at December 31, 2007. Royco Hotels receives a monthly base management fee and an incentive management fee, if certain financial thresholds are met or exceeded. The management agreement provides for monthly base management fees and absorbing additional operating expenses as follows:

- 4.25% of gross hotel income for the month for up to the first $75 million of gross hotel income for a fiscal year;

- 4.00% of gross hotel income for the month for gross hotel income exceeding $75million up to $100 million for a fiscal year;

- 3.00% of gross hotel income for the month for gross hotel income exceeding $100 million for a fiscal year;

- the base compensation of Royco Hotels district managers to be included in the operating expenses of TRS Lessee; and

- if annual net operating income exceeds 10% of our total investment in the hotels, then Royco Hotels receives an incentive management fee of 10% of the excess of net operating income up to the first $1 million, and 20% of excess net operating income above $1 million.

Royco Term and Termination The management agreement expires on December 31, 2011 and, unless Royco Hotels elects not to extend the term, the term of the agreement will be extended to December 31, 2016 if (i) Royco Hotels achieves average annual net operating income of at least 10% of our total investment in the hotels during the four fiscal years ending December 1, 2011 and (ii) Royco Hotels does not default prior to December 31, 2011.

The management agreement may be terminated as follows:

- either of us may terminate the management agreement if net operating income is not at least 8.5% of our total investment in the hotels or if we undergo a change of control;
- we may terminate the agreement if Royco Hotels undergoes a change of control;
- we may terminate the agreement if tax laws change to allow a hotel REIT to self manage its properties; and
- by the non-defaulting party in the event of a default that has not been cured within the cure period.

If we terminate the management agreement because we undergo a change of control, Royco Hotels undergoes a change of control due to the death of one of its principals, or due to a tax law change, then Royco Hotels will be entitled to a termination fee equal to the greater of (i) $3.6 million less an amount equal to $.1 million multiplied by the number of months after December 31, 2006 preceding the month of termination or (ii) 50% of the base management fee paid to Royco Hotels during the twelve months prior to notice of termination. Under certain circumstances, Royco Hotels will be entitled to a termination fee if we sell a hotel and do not acquire another hotel or replace the sold hotel within twelve months. The fee, if applicable, is equal to 50% of the base management fee paid with respect to the sold hotel during the prior twelve months.

Royco Defaults and Indemnity The following are events of default under the management agreement:

- the failure of Royco Hotels to diligently and efficiently operate the hotels pursuant to the management agreement;
- the failure of either party to pay amounts due to the other party pursuant to the management agreement;
- certain bankruptcy, insolvency or receivership events with respect to either party;
- the failure of either party to perform any of their obligations under the management agreement;
- loss of the franchise license for a hotel because of Royco Hotels;
- failure by Royco Hotels to pay, when due, the accounts payable for the hotels for which we have previously reimbursed Royco Hotels; and
- any of the hotels fail two successive franchisor inspections if the deficiencies are within Royco Hotels's reasonable control.

With the exception of certain events of default as to which no grace period exists, if an event of default occurs and continues beyond the grace period set forth in the management agreement, the non-defaulting party has the option of terminating the agreement.

The management agreement provides that each party, subject to certain exceptions, indemnifies and holds harmless the other party against any liabilities stemming from certain negligent acts or omissions, breach of contract, willful misconduct or tortuous actions by the indemnifying party or any of its affiliates.

HLC Management Fee The hotel management agreement with HLC provides for HLC to operate and manage the fifteen Masters Inn hotels for a term of two years commencing May 16, 2007 and to receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels.

Franchise Affiliation

Our 115 hotels owned at December 31, 2007 operate under the following national and independent brands:

Franchise Brand	Number of Hotels
Super 8 (1)	49
Comfort Inn/Comfort Suites (2)	23
Hampton Inn (3)	3
Holiday Inn Express (4)	3
Sleep Inn (2)	1
Days Inn (1)	6
Ramada Limited (1)	1
Guest House Inn (5)	1
Supertel Inn (6)	5
Savannah Suites (7)	7
Masters Inn (6)	15
Tara Inn (8)	1

(1) Super 8 ®, Ramada Limited ®, and Days Inn ® are registered trademarks of Wyndham Worldwide.
(2) Comfort Inn ®, Comfort Suites ® and Sleep Inn ® are registered trademarks of Choice Hotels International, Inc.
(3) Hampton Inn ® is a registered trademark of Hilton Hotels Corporation.
(4) Holiday Inn Express ® is a registered trademark of Six Continents Hotels, Inc.
(5) Guesthouse ® is a registered trademark of Guesthouse International Franchise Systems, Inc.
(6) Supertel Inn® and Masters Inn® are registered trademarks of Supertel Hospitality, Inc.
(7) Savannah Suites® is a registered trademark of Guest House Inn Corp.
(8) Tara Inn & Suites is a registered trade name of Supertel Limited Partnership.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. Generally, occupancy rates, revenues and operating results for hotels operating in the geographic areas in which we operate are greater in the second and third quarters of the calendar year than in the first and fourth quarters, with the exception of our hotels located in Florida, which experience peak demand in the first and fourth quarters of the year.

Competition

The hotel industry is highly competitive. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on revenues, occupancy and the average daily room rate of the hotels or at hotel properties acquired or developed in the future. A number of our hotels have experienced increased competition in the form of newly constructed competing hotels in the local markets, and we expect the entry of new competition to continue in several additional markets over the next several years.

We may compete for investment opportunities with entities that have substantially greater financial resources than us. These entities generally may be able to accept more risk than we can prudently manage. Competition in general may reduce the number of suitable investment opportunities for us and increase the bargaining power of property owners seeking to sell. Further, we believe that competition from entities organized for purposes substantially similar to our objectives could increase significantly.

Employees

At December 31, 2007, we had 15 employees. At December 31, 2007 Royco Hotels, manager of 100 of our hotels, and HLC, manager of 15 of our hotels, had workforces of approximately 1,560 and 300 employees, respectively, which are dedicated to the operation of the hotels.

Item 1A. RISK FACTORS

Risks Related to Our Business

We cannot assure you that we will qualify, or remain qualified, as a REIT.

We currently are taxed as a REIT, and we expect to qualify as a REIT for future taxable years, but we cannot assure you that we will remain qualified as a REIT. If we fail to remain qualified as a REIT, all of our earnings will be subject to federal income taxation, which will reduce the amount of cash available for distribution to our stockholders, and we will not be required to distribute our income to our stockholders.

Our returns depend on management of our hotels by third parties.

In order to qualify as a REIT, we cannot operate any hotel or participate in the decisions affecting the daily operations of any hotel. Under the REIT Modernization Act of 1999, REITs are permitted to lease their hotels to TRSs. However, a TRS, such as TRS Lessee, may not operate or manage the leased hotels and, therefore, must enter into management agreements with third-party eligible independent contractors to manage the hotels. Thus, an independent operator under a management agreement with TRS Lessee controls the daily operations of each of our hotels.

Under the terms of the management agreements between TRS Lessee and Royco Hotels and HLC, our ability to participate in operating decisions regarding the hotels is limited. We depend on Royco Hotels and HLC to adequately operate our hotels as provided in the management agreements. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force Royco Hotels or HLC to change their methods of operation of our hotels. We can only seek redress if a management company violates the terms of the management agreement with TRS Lessee, and then only to the extent of the remedies provided for under the terms of the applicable management agreement. Additionally, in the event that we need to replace a management company, we may experience decreased occupancy and other significant disruptions at our hotels and in our operations generally.

Failure of the hotel industry to continue to improve or remain stable may adversely affect our ability to execute our business strategies, which, in turn, would adversely affect our ability to make distributions to our stockholders.

Our business strategy is focused in the hotel industry, and we cannot assure you that hotel industry fundamentals will continue to improve or remain stable. Economic slowdown and world events outside our control, such as terrorism, have adversely affected the hotel industry in the recent past and if these events reoccur, may adversely affect the industry in the future. In the event conditions in the hotel industry do not continue to improve or remain stable, our ability to execute our business strategies will be adversely affected, which, in turn, would adversely affect our ability to make distributions to our stockholders.

We face competition for the acquisition of hotels and we may not be successful in identifying or completing hotel acquisitions that meet our criteria, which may impede our growth.

One component of our business strategy is expansion through acquisitions, and we may not be successful in identifying or completing acquisitions that are consistent with our strategy. We compete with institutional pension funds, private equity investors, REITs, hotel companies and others who are engaged in the acquisition of hotels. This competition for hotel investments may increase the price we pay for hotels and these competitors may succeed in acquiring those hotels that we seek to acquire. Furthermore, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater marketing and financial resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable hotels may increase in the future, which would increase demand for these hotels and the prices we must pay to acquire them. If we pay higher prices for hotels, our returns on investment and profitability may be reduced. Also, future acquisitions of hotels or hotel companies may not yield the returns we expect and may result in stockholder dilution.

Our TRS lessee structure subjects us to the risk of increased operating expenses.

Our hotel management agreement requires us to bear the operating risks of our hotel properties. Our operating risks include not only changes in hotel revenues and changes in TRS Lessee's ability to pay the rent due under the leases, but also increased operating expenses, including, among other things:

- wage and benefit costs;
- repair and maintenance expenses;
- energy costs;
- property taxes;
- insurance costs; and
- other operating expenses.

Any decreases in hotel revenues or increases in operating expenses could have a materially adverse effect on our earnings and cash flow.

Our debt service obligations could adversely affect our operating results, may require us to liquidate our properties and limit our ability to make distributions to our stockholders.

We seek to maintain a total stabilized debt level of no more than 40% to 55% of our aggregate property investment at cost. We, however, may change or eliminate this target at any time without the approval of our stockholders. At January 31, 2008, our debt to property investment was approximately 55%. In the future, we and our subsidiaries may incur substantial additional debt, including secured debt. Incurring such debt could subject us to many risks, including the risks that:

- our cash flow from operations will be insufficient to make required payment of principal and interest;
- we may be more vulnerable to adverse economic and industry conditions;
- we may be required to dedicate a substantial portion of our cash flow from operations to the repayment of our debt, thereby reducing the cash available for distribution to our stockholders, funds available for operations and capital expenditures, future investment opportunities or other purposes;
- the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and

- the use of leverage could adversely affect our stock price and the ability to make distributions to our stockholders.

If we violate covenants in our indebtedness agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on favorable terms, if at all.

If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our hotel properties on disadvantageous terms, potentially resulting in losses adversely affecting cash flow from operating activities. In addition, we may place mortgages on our hotel properties to secure our line of credit or other debt. To the extent we cannot meet these debt service obligations, we risk losing some or all of those properties to foreclosure. Additionally, our debt covenants could impair our planned strategies and, if violated, result in a default of our debt obligations.

Higher interest rates could increase debt service requirements on our floating rate debt and could reduce the amounts available for distribution to our stockholders, as well as reduce funds available for our operations, future investment opportunities or other purposes. We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to "hedge" against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately mitigate the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Our ability to make distributions to our stockholders is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

As a REIT, we generally are required to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. In the event of future downturns in our operating results and financial performance or unanticipated capital improvements to our hotel properties, we may be unable to declare or pay distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our Board of Directors, which will consider, among other factors, our actual results of operations, debt service requirements, capital expenditure requirements for our properties and our operating expenses. We may not generate sufficient cash in order to fund distributions to our stockholders, which may require us to sell assets or borrow money to satisfy the REIT distribution requirements.

Among the factors which could adversely affect our results of operations and our distributions to stockholders are reduced net operating profits or operating loses, increased debt service requirements and capital expenditures at our hotel properties. Among the factors which could reduce our net operating profits are decreases in hotel property revenues and increases in hotel property operating expenses. Hotel property revenue can decrease for a number of reasons, including increased competition from a new supply of rooms and decreased demand for rooms. These factors can reduce both occupancy and room rates at our hotel properties.

We have restrictive debt covenants that could adversely affect our ability to run our business.

We file quarterly loan compliance certificates with certain of our lenders. Weakness in the economy, and the lodging industry at large, may result in our non-compliance with our loan covenants. Such non-compliance with our loan covenants may result in our lenders restricting the use of our operating funds for capital improvements to our existing hotels, including improvements required by our franchise agreements. We cannot assure you that our loan covenants will permit us to maintain our historic business strategy.

Our restrictive debt covenants may jeopardize our tax status as a REIT.

To maintain our REIT status, we generally must distribute at least 90% of our REIT taxable income to our stockholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. In the event we do not comply with our debt service obligations, our lenders may limit our ability to make distributions to our shareholders, which could adversely affect our REIT status.

Our failure to have distributed the former Supertel's earnings and profits may compromise our tax status.

At the end of any taxable year, a REIT may not have any accumulated earnings and profits (described generally for federal income tax purposes as cumulative undistributed net income) from a non-REIT corporation. In October 1999, our company and the former Supertel Hospitality, Inc. merged. We were the surviving entity in the merger and in May 2005 we changed our name to Supertel Hospitality, Inc. Prior to the effective time of the merger between our company and the former Supertel, the former Supertel paid a dividend to its stockholders of record in the amount of its accumulated earnings and profits for federal income tax purposes. Accordingly, we should not have succeeded to any of the then current and accumulated earnings and profits of the former Supertel. However, the determination of accumulated earnings and profits for federal income tax purposes is extremely complex and the former Supertel's computations of its accumulated earnings and profits are not binding upon the IRS. Should the IRS successfully assert that the former Supertel's accumulated earnings and profits were greater than the amount distributed by the former Supertel, we may fail to qualify as a REIT.

Because we have elected to be subject to the "built-in gain" rules associated with our REIT election, our sale of assets acquired in our 1999 merger with the former Supertel will be taxable if sold within ten years of the merger.

We are subject to the "built-in gain" rules with respect to the assets acquired in the 1999 merger with the former Supertel. Under those rules, we will be subject to tax at the highest regular corporate rate on the built-in gain in the acquired assets (i.e., the excess of the fair market value of the assets at the time of the merger over their adjusted basis at the time of the merger) if we dispose of the assets in a taxable transaction within 10 years of the merger. This ten-year period expires October 2009. We recognized paid taxes of $286,000 on built-in gains recognized due to dispositions of five of those hotels in 2004.

Operating our hotels under franchise agreements could adversely affect distributions to our shareholders.

Eighty-seven of our hotels operate under third party franchise agreements and we are subject to the risks of concentrating our hotel investments in several franchise brands. These risks include reductions in business following negative publicity related to any one of our particular brands. Risks associated with our brands could adversely affect our lease revenues and the amounts available for distribution to our shareholders.

The maintenance of the franchise licenses for our hotels is subject to our franchisors' operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that we and TRS Lessee follow their standards. Failure to maintain these standards or other terms and conditions could result in a franchise license being canceled. As a condition of our continued holding of a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Loss of a franchise license for several of our hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our cash available for distribution to shareholders.

Our inability to obtain financing could limit our growth.

We are required to distribute at least 90% of our REIT taxable income to our shareholders each year in order to continue to qualify as a REIT. Our debt service obligations and distribution requirements limit our ability to fund capital expenditures, acquisitions and hotel development through retained earnings. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain debt or equity financing.

Neither our articles of incorporation nor our bylaws limit the amount of debt we can incur. Our Board of Directors can implement and modify a debt limitation policy without shareholder approval. We cannot assure you that we will be able to obtain additional equity financing or debt financing or that we will be able to obtain any financing on favorable terms.

We may not be able to complete development of new hotels on time or within budget.

We may develop hotel properties as suitable opportunities arise. New project development is subject to a number of risks that could cause increased costs or delays in our ability to generate revenue from any development hotel, reducing our cash available for distribution to shareholders. These risks include:

- construction delays or cost overruns that may increase project costs;
- competition for suitable development sites;
- receipt of zoning, land use, building, construction, occupancy and other required governmental permits and authorizations; and
- substantial development costs in connection with projects that are not completed.

We may not be able to complete the development of any projects we begin and, if completed, our development and construction activities may not be completed in a timely manner or within budget.

We may also rehabilitate hotels that we believe are underperforming. These rehabilitation projects will be subject to the same risks as development projects.

Hotels that we develop have no operating history and may not achieve levels of occupancy that result in levels of operating income that provide us with an attractive return on our investment.

The new hotels that we may develop will have no operating history. These hotels, both during the start-up period and after they have stabilized, may not achieve anticipated levels of occupancy, average daily room rates, or gross operating margins, and could result in operating losses and reduce the amount of distributions to our shareholders.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer's financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Investments in joint ventures may require that we provide the joint venture entity with the right of first offer or right of first refusal to acquire any new property we consider acquiring directly. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners or co-venturers. For example, we may be required to guarantee indebtedness incurred by a partnership, joint venture or other entity for the purchase or renovation of a hotel property. Such a guarantee may be on a joint and several basis with our partner or co-venturer in which case we may be liable in the event such party defaults on its guaranty obligation.

Our business could be disrupted if we need to find a new manager upon termination of an existing management agreement.

If Royco Hotels or HLC fails to materially comply with the terms of the management agreement, we have the right to terminate the management agreement. Upon termination, we would have to find another manager to manage the property. We cannot operate the hotels directly due to federal income tax restrictions. We cannot assure you that we would be able to find another manager or that, if another manager were found, we would be able to enter into a new management agreement favorable to us. Our franchisors may require us to make substantial capital improvements to the hotels prior to their approval, if required, of a new manager. There would be disruption during any change of hotel management that could adversely affect our operating results and reduce our distributions to our shareholders.

If we decide to sell hotels, we may not be able to sell those hotels on favorable terms.

We sold twenty-three hotels between 2001 and 2004. We did not sell any hotels from 2005 through 2007. We may decide to sell additional hotels in the future. We may not be able to sell such hotels on favorable terms, and such hotels may be sold at a loss. As with acquisitions, we face competition for buyers of our hotel properties. Other sellers of hotels may have the financial resources to dispose of their hotels on unfavorable terms that we would be unable to accept. If we cannot find buyers for any properties that are designated for sale, we will not be able to implement our disposition strategy. In the event that we cannot fully execute our disposition strategy or realize the benefits therefrom, we will not be able to fully execute our growth strategy.

Geographic concentration of our hotels will make our business vulnerable to economic downturns in the Midwestern and Eastern United States.

Most of our hotels are located in the Midwestern and Eastern United States. Economic conditions in the Midwestern and Eastern United States will significantly affect our revenues and the value of our hotels. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in these areas. Any resulting oversupply or reduced demand for hotels in the Midwestern and Eastern United States and our markets in particular would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

Unanticipated expenses and insufficient demand for hotels we acquire in new geographic markets could adversely affect our profitability and our ability to make distributions to our stockholders.

As part of our business plan, we may develop or acquire hotels in geographic areas in which our management may have little or no operating experience and in which potential customers may not be familiar with our franchise brands. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than our existing hotels, while at the same time, we may incur substantial additional costs with these new hotel properties. Unanticipated expenses and insufficient demand at a new hotel property, therefore, could adversely affect our profitability and our ability to make distributions to our stockholders.

An economic recession and industry downturn could adversely affect our results of operations.

If room supply outpaces demand, our operating margins may deteriorate and we may be unable to execute our business plan. In addition, if this trend continues, we may be unable to continue to meet our debt service obligations or to obtain necessary additional financing.

Our borrowing costs are sensitive to fluctuations in interest rates.

Higher interest rates could increase debt service requirements on our floating rate debt including any borrowings under our credit facilities. Any borrowings under our credit facilities having floating interest rates may increase due to market conditions. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources, may not be efficiently integrated into operations, and may result in stockholder dilution.

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations. If the integration of our acquisitions into our management companies' operations is not accomplished as efficiently as planned, we will not achieve the expected operating results from the acquisitions. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

We depend on key personnel.

We depend on the efforts and expertise of our chief executive officer and chief financial officer to drive our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations. Our ability to replace key individuals may be difficult because of the limited number of individuals with the breadth of skills and experience needed to excel in the hotel industry. There can be no assurance that we would be able to hire, train, retain or motivate such individuals.

Risks Related to the Hotel Industry

Our ability to make distributions to our shareholders may be affected by factors in the hotel industry that are beyond our control.

Operating Risks

Our hotels are subject to various operating risks found throughout the hotel industry. Many of these risks are beyond our control. These include, among other things, the following:

- competitors with substantially greater marketing and financial resources than us;
- over-building in our markets, which adversely affects occupancy and revenues at our hotels;
- dependence on business and commercial travelers and tourism;
- terrorist incidents which may deter travel;
- increases in hotel operating costs, energy costs, airline fares and other expenses, which may affect travel patterns and reduce the number of business and commercial travelers and tourists; and
- adverse effects of general, regional and local economic conditions.

These factors could adversely affect the amount of rent we receive from leasing our hotels and reduce the net operating profits of TRS Lessee, which in turn could adversely affect our ability to make distributions to our shareholders. Decreases in room revenues of our hotels will result in reduced operating profits for TRS Lessee and decreased lease revenues to our company under our current percentage leases with TRS Lessee.

Competition for Acquisitions

We compete for investment opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can manage wisely. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. Generally, occupancy rates, hotel revenues, and operating results are greater in the second and third quarters than in the first and fourth quarters, with the exception of our hotels located in Florida. This seasonality can be expected to cause quarterly fluctuations in our lease revenues. Our quarterly earnings may be adversely affected by factors outside our control, including bad weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in our first and fourth quarters in order to offset these fluctuations in revenues.

Investment Concentration in Particular Segments of Single Industry

Our entire business is hotel-related. Our investment strategy is to acquire interests in midscale without food and beverage and economy hotel properties. Therefore, a downturn in the hotel industry in general and the economy and midscale without food and beverage segments in particular will have a material adverse effect on our lease revenues and amounts available for distribution to our shareholders.

Capital Expenditures

Our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require periodic capital improvements as a condition of keeping the franchise licenses. The costs of all of these capital improvements could adversely affect our financial condition and reduce the amounts available for distribution to our shareholders. These renovations may give rise to the following risks:

- possible environmental problems;
- construction cost overruns and delays;
- a possible shortage of available cash to fund renovations and the related possibility that financing for these renovations may not be available to us on affordable terms; and
- uncertainties as to market demand or a loss of market demand after renovations have begun.

For the twelve months ended December 31, 2007, we spent approximately $10.9 million for capital improvements to our hotels.

Recent economic trends, the military action in Afghanistan and Iraq and prospects for future terrorist acts and military action have adversely affected the hotel industry generally, and similar future events could adversely affect the industry in the future.

Terrorist attacks and the after-effects (including the prospects for more terror attacks in the United States and abroad), combined with economic trends and the U.S. led military action in Afghanistan and Iraq, substantially reduced business and leisure travel and lodging industry RevPAR generally. We cannot predict the extent to which these factors will directly or indirectly impact your investment in our common stock, the lodging industry or our operating results in the future. Declining RevPAR at our hotels would reduce our net income and restrict our ability to fund capital improvements at our hotels and our ability to make distributions to stockholders necessary to maintain our status as a REIT. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which shares of our stock will trade, the lodging industry in general and our operations in particular.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

We intend to maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, losses from foreign or domestic terrorist activities, may not be insurable or may not be economically insurable. Initially, we do not expect to obtain terrorism insurance on our hotel properties because it is costly. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

The hotel business is capital intensive, and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. The lenders under some of the mortgage debt that we will assume will require us to set aside varying amounts each year for capital improvements at our hotels. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the owner of a contaminated property to clean up the property, even if the owner did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral.

Under these environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, like a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. Furthermore, court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities at a property. One example is laws that require a business using chemicals to manage them carefully and to notify local officials that the chemicals are being used.

Our company could be responsible for the costs discussed above if it found itself in one or more of these situations. The costs to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could affect the funds available for distribution to our shareholders. To determine whether any costs of this nature might be required, we commissioned Phase I environmental site assessments, or "ESAs" before we acquired our hotels, and in 2002, commissioned new ESAs for 32 of our hotels in conjunction with a refinancing of the debt obligations of those hotels. These studies typically included a review of historical information and a site visit, but not soil or groundwater testing. We obtained the ESAs to help us identify whether we might be responsible for cleanup costs or other costs in connection with our hotels. The ESAs on our hotels did not reveal any environmental conditions that are likely to have a material adverse effect on our business, assets, results of operations or liquidity. However, ESAs do not always identify all potential problems or environmental liabilities. Consequently, we may have material environmental liabilities of which we are unaware.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers and non-compliance could result in the U.S. government imposing fines or in private litigants obtaining damages. If we were required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our ability to make distributions to our shareholders and meet our other obligations could be adversely affected.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In addition, our management agreements with Royco Hotels and HLC require us to pay a termination fee upon the sale of a certain number of hotels, which will limit our ability to sell hotel properties. The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses; and
- civil unrest, acts of God, including earthquakes, floods and other natural disaster and acts of war or terrorism, including the consequences of terrorist acts such as those that occurred on September 11, 2001, which may result in uninsured losses.

We may decide to sell our hotel properties in the future. We cannot predict whether we will be able to sell any hotel property or investment for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan.

We may be required to expend funds to correct defects or to make improvements before hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that hotel property for a period of time or impose other restrictions, such as limitation on the amount of debt that can be placed or repaid on that hotel property. These facts and any others that would impede our ability to respond to adverse changes in the performance of our hotel properties could have a material adverse effect on our operating results and financial condition, as well as our ability to make distributions to stockholders.

Our hotels may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution and we could face legal claims from guests. In addition, the presence of significant mold could expose us to liability from our guests, employees or our management companies and others if property damage or health concerns arise.

Risks Related to our Organization and Structure

Our failure to qualify as a REIT under the federal tax laws would result in adverse tax consequences.

The federal income tax laws governing REITs are complex.

We currently operate as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we would be successful in operating so that we can qualify as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT. We have not applied for or obtained rulings from the Internal Revenue Service that we will qualify as a REIT.

Failure to qualify as a REIT would subject us to federal income tax.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income. We might need to borrow money or sell assets in order to pay any such tax. If we cease to be a REIT, we no longer would be required to distribute most of our taxable income to our stockholders. Unless we were entitled to relief under certain federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

Failure to make required distributions would subject us to tax.

In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal income tax on our undistributed taxable income. In addition, we will be subject to a 4% non-deductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. As a result, for example, of differences between cash flow and the accrual of income and expenses for tax purposes, or of nondeductible expenditures, our REIT taxable income in any given year could exceed our cash available for distribution. In addition, to the extent we may retain earnings of TRS Lessee in those subsidiaries, such amount of cash would not be available for distribution to our stockholders to satisfy the 90% distribution requirement. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid federal corporate income tax and the 4% non-deductible excise tax in a particular year.

The formation of TRS Lessee increases our overall tax liability.

TRS Lessee is subject to federal and state income tax on its taxable income, which in the case of TRS Lessee currently consists and generally will continue to consist of revenues from the hotel properties leased by TRS Lessee, net of the operating expenses for such properties and rent payments to us. Accordingly, although our ownership of TRS Lessee allows us to participate in the operating income from our hotel properties in addition to receiving rent, that operating income is fully subject to income tax. Such taxes could be substantial. The after-tax net income of TRS Lessee is available for distribution to us.

We incur a 100% excise tax on transactions with TRS Lessee that are not conducted on an arm's-length basis. For example, to the extent that the rent paid by TRS Lessee exceeds an arm's-length rental amount, such amount potentially is subject to the excise tax. We intend that all transactions between us and TRS Lessee will continue to be conducted on an arm's-length basis and, therefore, that the rent paid by TRS Lessee to us will not be subject to the excise tax.

Complying with REIT requirements may cause us to forego attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To continue to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To continue to qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. If we fail to comply with these requirements at the end of any calendar quarter, we may be able to preserve our REIT status by benefiting from certain statutory relief provisions. Except with respect to a de minimis failure of the 5% asset test or the 10% vote or value test, we can maintain our REIT status only if the failure was due to reasonable cause and not to willful neglect. In that case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which we identified the failure, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate (currently 35%) multiplied by the net income generated on those assets. As a result, we may be required to liquidate otherwise attractive investments.

Taxation of dividend income could make our common stock less attractive to investors and reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. Legislation enacted in 2003 and 2006 generally reduced the maximum rate of tax applicable to individuals, trusts and estates on dividend income from regular C corporations to 15.0% through 2010. This reduced substantially the so-called "double taxation" (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs do not qualify for the dividend tax reduction because, as a result of the dividends paid deduction to which REITs are entitled, REITs generally do not pay corporate level tax on income that they distribute to stockholders. As a result of that legislation, individual, trust, and estate investors could view stocks of non-REIT corporations as more attractive relative to shares of REITs than was the case previously because the dividends paid by non-REIT corporations are subject to lower tax rates for such investors.

Provisions of our charter may limit the ability of a third party to acquire control of our company.

In order to maintain our REIT qualification, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include various kinds of entities) during the last half of any taxable year. Our articles of incorporation contain the ownership limitation, which prohibits both direct and indirect ownership of more than 9.9% of the outstanding shares of our common stock or 9.9% of any series of our preferred stock by any person, subject to several exceptions. Generally, any shares of our capital stock owned by affiliated owners will be added together for purposes of the ownership limitation.

These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors' approval, even if our stockholders believe the change of control is in their best interests. Our charter authorizes our board of directors to issue shares of common stock and shares of preferred stock, and to set the preferences, rights and other terms of the preferred stock. Furthermore, our board of directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock of any class or series of preferred stock that we have authority to issue. Issuances of additional shares of stock may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders' best interests.

Our ownership limitation may prevent you from engaging in certain transfers of our capital stock.

If anyone transfers shares in a way that would violate the ownership limitation described above or prevent us from continuing to qualify as a REIT under the federal income tax laws, we will consider the transfer to be null and void from the outset, and the intended transferee of those shares will be deemed never to have owned the shares. Those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by our company or sold to a person whose ownership of the shares will not violate the ownership limitation. Anyone who acquires shares in violation of the ownership limitation or the other restrictions on transfer in our articles of incorporation bears the risk that he will suffer a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

We may be subject to the 100% prohibited transaction tax on the gain recognized on the hotels we sold between 2001 and 2004.

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We undertook a specific disposition program beginning in 2001 that included the sale of 23 hotels through December 31, 2004. We held the disposed hotels for an average period of eight years and did not acquire the hotels for purposes of resale. Accordingly, we do not believe any of those hotels were held primarily for sale in the ordinary course of our trade or business. However, if the Internal Revenue Service would successfully assert that we held such hotels primarily for sale in the ordinary course of our business, the gain from such sales could be subject to a 100% prohibited transaction tax.

The ability of our board of directors to change our major corporate policies may not be in your interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our Company headquarters is located in Norfolk, Nebraska in an office building owned by us. The following table sets forth certain information with respect to the hotels owned by us as of December 31, 2007:

Hotel Brand	Rooms
Super 8	
Aksarben-Omaha, NE	73
Anamosa, IA	35
Antigo, WI	52
Batesville, AR	49
Billings, MT	106
Boise, ID	108
Burlington, IA	62
Charles City, IA	43
Clarinda, IA	40
Clinton, IA	62
Columbus, GA	74
Columbus, NE	63
Cornhusker–Lincoln, NE	133
Creston, IA	121
El Dorado, KS	49
Fayetteville, AR	83
Ft. Madison, IA	40
Hays, KS	76
Iowa City, IA	84
Jefferson City, MO	77
Keokuk, IA	61
Kingdom City, MO	60
Kirksville, MO	61
Lenexa, KS	101
Manhattan, KS	85
Menomonie, WI	81
Moberly. MO	60
Mt. Pleasant, IA	55
Muscatine, IA	63
Neosho, MO	58
Norfolk, NE	65
O'Neill, NE	72
Omaha, NE	116
Parsons, KS	48
Pella, IA	40
Pittsburg, KS	64
Portage, WI	61
Sedalia, MO	87
Shawano, WI	55
Storm Lake, IA	59
Terre Haute, IN	117
Tomah, WI	65
Watertown, SD	57
Super 8 - Continued	
Wayne, NE	40
West "O" – Lincoln, NE	82
West Dodge– Omaha, NE	101
West Plains, MO	49
Wichita – (Park City), KS	60
Wichita, KS	119
Comfort Inn /Comfort Suites	
Alexandria, VA	150
Beacon Marina-Solomons, MD	60
Chambersburg, PA	63
Culpeper, VA	49
Dahlgren, VA	59
Dover, DE	64
Dublin, VA	99
Ellsworth, ME	63
Erlanger, KY	145
Farmville, VA	51
Fayetteville, NC	120
Fort Wayne, IN	127
Gettysburg, PA	80
Lafayette, IN	62
Marion, IN	62
Minocqua, WI	51
Morgantown, WV	80
New Castle, PA	79
Princeton, WV	51
Rocky Mount, VA	61
Sheboygan, WI	59
South Bend, IN	135
Warsaw, IN	71
Days Inn	
Alexandria, VA	200
Bossier City, LA	176
Farmville, VA	58
Fredericksburg, VA (North)	120
Fredericksburg, VA (South)	156
Shreveport, LA	148
Guest House Inn	
Ellenton, FL	63
Hampton Inn	
Brandon, FL	80
Cleveland, TN	59
Shelby, NC	77
Holiday Inn Express	
Danville, KY	63
Gettysburg, PA	51
Harlan, KY	62
Masters Inn	
Augusta, GA	120
Charleston, SC	150
Columbia, SC (I26)	112
Columbia, SC (Knox Abbott)	109
Doraville, GA	88
Garden City, GA	128
Marietta, GA	87
Mt. Pleasant, SC	119
Orlando, FL (Int'l Drive)	120
Orlando, FL (Kissimmee)	188
Orlando, FL (Main Gate)	116
Seffner , FL (East Tampa)	120
Tampa, FL (Fairgrounds)	127
Tucker, GA	107
Tuscaloosa, AL	151
Ramada Limited	
Ellenton, FL	73
Savannah Suites	
Augusta, GA	172
Chamblee, GA	120
Greenville, SC	170
Jonesboro, GA	172
Pine Street - Atlanta, GA	164
Savannah, GA	160
Stone Mountain, GA	140
Sleep Inn	
Omaha, NE	90
Supertel Inn	
Creston, IA	41
Jackson, TN	121
Jane, MO	45
Key Largo, FL	40
Neosho, MO	47
Tara Inn & Suites	
Jonesboro, GA	127
Total	10,150

Additional property information is found in Item 8 Schedule III of this Annual Report on Form 10-K.

Item 3. Legal Proceedings

We are not a party to, nor are any of our properties subject to, any material legal proceedings. We are, from time to time, engaged in routine litigation incidental to the business.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Company as of March 5, 2008

The following are executive officers of the Company as of March 5, 2008:

Paul J. Schulte, *Chairman of the Board, Director, President and Chief Executive Officer*. Mr. Schulte, age 73, became President and Chief Executive Officer effective August 15, 2004. Mr. Schulte joined the Company's Board in October 1999, upon acquisition by the Company of the former Supertel Hospitality, Inc. Prior to the acquisition, he was a founder and had been Chairman of the Board, Director, President and Chief Executive Officer of the former Supertel, which was involved in acquiring, developing, owning, managing and operating limited service hotels.

Donavon A. Heimes, *Chief Financial Officer, Treasurer and Secretary*. Mr. Heimes joined the Company as Chief Financial Officer August 15, 2004. Mr. Heimes, age 63, previously served as a Managing Director of Corporate Finance Associates, a Colorado based merger/acquisition and financial consulting firm since 1997. Mr. Heimes also has had 10 years of accounting and auditing experience with KPMG and over 17 years experience serving as Chief Financial Officer, President and Chief Operating Officer of a privately held company involved in construction, construction materials, heavy equipment manufacturing and real estate development. Mr. Heimes is a CPA, and is a graduate of The University of Nebraska at Omaha and received his MBA from Creighton University.

PART II

Item 5. Market for the Registrant's Common Equity / Related Shareholder Matters and Issuer Purchases of Equity Securities.

(a) Market Information

The common stock trades on the Nasdaq Global Market under the symbol "SPPR." The closing sales price for the common stock on February 29, 2008 was $6.01 per share. The table below sets forth the dividends declared per share and high and low sales prices per share reported on the Nasdaq Global Market for the periods indicated.

		Supertel Hospitality, Inc. Common Stock		
		High	**Low**	**Dividend**
2006				
First Quarter	$	5.55	4.54	0.0900
Second Quarter	$	6.58	5.02	0.1000
Third Quarter	$	7.98	6.05	0.1050
Fourth Quarter	$	7.59	6.39	0.1100
2007				
First Quarter	$	8.04	6.64	0.1125
Second Quarter	$	8.50	7.27	0.1150
Third Quarter	$	8.51	6.87	0.1250
Fourth Quarter	$	7.76	5.01	0.1275

(b) Holders

As of February 22, 2008, the approximate number of holders of record of the common stock was 140 and the approximate number of beneficial owners was 4,223.

(c) Dividends

Dividends paid were $.4625 during the year ended December 31, 2007 of which $.197 represented ordinary income and $.266 represented a nondividend distribution to shareholders. The 2006 fourth quarter dividend of $.11 was paid in January 2007, and was reported as a component of 2007 dividend payments for income tax purposes. The 2007 fourth quarter dividend of $.1275 was paid in February 2008, and will be reported as a component of 2008 dividend payments for income tax purposes. The actual amount of future dividends will be determined by the board of directors based on the actual results of operations, economic conditions, capital expenditure requirements and other factors that the board of directors deems relevant.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on our common stock for the period December 31, 2002 through December 31, 2007, with the cumulative total return on the SNL securities Hotel REIT Index ("Hotel REITs Index") and the NASDAQ Composite ("NASDAQ—Total US Index") for the same period. The Hotel REITs Index is comprised of publicly traded REITs that focus on investments in hotel properties. The NASDAQ Composite is comprised of all United States common shares traded on the NASDAQ Stock Market (previously titled NASDAQ—Total US). The comparison assumes a starting investment of $100 on December 31, 2002 in our common stock and in each of the indices shown, and assumes that all dividends are reinvested. The performance graph is not necessarily indicative of future investment performance.

Supertel Hospitality, Inc.


Total Return Performance
Supertel Hospitality, Inc.
NASDAQ Composite
SNL REIT Hotel Index
Index Value
475
425
375
325
275
225
175
125
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Supertel Hospitality, Inc.	100.00	248.20	219.77	280.58	442.83	419.39
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL REIT Hotel Index	100.00	130.49	173.10	190.07	244.45	190.25

Source : SNL Financial LC, Charlottesville, VA

Item 6. Selected Financial Data

The following table sets forth our selected financial information. The selected operating data and balance sheet data have been extracted from our consolidated financial statements for each of the periods presented and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

(In thousands, except per share data)	As of and for the Years Ended December 31,				
	2007	2006	2005	2004	2003
Operating data (1):					
Room rentals and					
other hotel services (2)	$ 111,631	$ 77,134	$ 60,537	$ 57,634	$ 57,209
Net earnings from continuing operations	4,078	3,721	2,778	1,299	281
Discontinued operations	-	-	-	678	728
Net earnings	4,078	3,721	2,778	1,977	1,009
Preferred stock dividends	(948)	(1,215)	(6)	-	-
Net earnings available to common shareholders	3,130	2,506	2,772	1,977	1,009
EBITDA (3)	29,230	20,883	15,795	13,991	14,841
FFO (4)	15,358	11,189	9,637	7,732	5,418
Weighted average number of shares outstanding:					
basic	20,197	12,261	12,062	12,054	12,045
diluted for EPS calculation	20,217	12,272	12,062	12,054	12,045
diluted for FFO per share calculation	22,343	14,960	12,062	12,054	12,045
Net earnings per common share from continuing operations - basic	0.15	0.20	0.23	0.11	0.02
Net earnings per common share from discontinued operations - basic	-	-	-	0.05	0.06
Net earnings per common share basic	0.15	0.20	0.23	0.16	0.08
Net earnings per common share diluted	0.15	0.20	0.23	0.16	0.08
FFO per share - basic	0.76	0.91	0.80	0.64	0.45
FFO per share - diluted	0.73	0.83	0.80	0.64	0.45
Total assets	311,025	202,148	156,956	118,923	124,949
Total long-term debt	196,840	94,878	92,008	71,418	77,611
Net cash flow:					
Provided by operating activities	16,640	13,558	10,215	9,123	10,121
Provided (used) by investing activities	(104,153)	(49,633)	(32,355)	(197)	8,885
Provided (used) by financing activities	83,243	40,348	22,986	(8,912)	(20,222)
Dividends per share (5)	0.48	0.405	0.26	0.20	0.17
Reconciliation of Weighted average number of shares for EPS diluted to FFO diluted:					
EPS diluted shares	20,217	12,272	12,062	12,054	12,045
Common stock issuable upon exercise or conversion of:					
Warrants	8	-	-	-	-
Series A Preferred Stock	2,118	2,688	-	-	-
FFO diluted shares	22,343	14,960	12,062	12,054	12,045

(In thousands, except per share data)	As of and for the Years Ended December 31,				
	2007	2006	2005	2004	2003
RECONCILIATION OF NET EARNINGS TO EBITDA					
Net earnings available to common shareholders	$ 3,130	$ 2,506	$ 2,772	$ 1,977	$ 1,009
Interest	12,908	8,255	5,959	5,583	6,786
Income tax benefit	(304)	(107)	(31)	(275)	(120)
Depreciation and amortization	12,211	8,680	6,863	6,488	6,896
Minority interest	337	334	226	218	270
Preferred stock dividend	948	1,215	6	-	-
EBITDA (3)	$ 29,230	$ 20,883	$ 15,795	$ 13,991	$ 14,841
RECONCILIATION OF NET EARNINGS TO FFO					
Net earnings available to common shareholders	$ 3,130	$ 2,506	$ 2,772	$ 1,977	$ 1,009
Depreciation and amortization	12,211	8,680	6,863	6,488	6,896
(Gain) loss on disposition of assets	17	3	2	(733)	(2,487)
FFO (4)	$ 15,358	$ 11,189	$ 9,637	$ 7,732	$ 5,418

(1) Revenues for all periods exclude revenues from hotels sold or classified as held for sale after January 1, 2002, which are classified in discontinued operations in the statements of operations.

(2) Hotel revenues include room and other revenues from the operations of the hotels.

(3) EBITDA is a non-GAAP financial measure. With respect to EBITDA, we believe that excluding the effect of non-operating expenses and non-cash charges, all of which are also based on historical cost accounting and may be of limited significance in evaluating current performance, can help eliminate the accounting effects of depreciation and amortization, and financing decisions and facilitate comparisons of core operating profitability between periods and between REITs, even though EBITDA also does not represent an amount that accrues directly to common shareholders.

EBITDA doesn't represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income, cash flow from operations or any other operating performance measure prescribed by GAAP. EBITDA is not a measure of our liquidity, nor is EBITDA indicative of funds available to fund our cash needs, including our ability to make cash distributions. Neither measurement reflects cash expenditures for long-term assets and other items that have been and will be incurred. EBITDA may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions, and other commitments and uncertainties. To compensate for this, management considers the impact of these excluded items to the extent they are material to operating decisions or the evaluation of our operating performance.

(4) FFO is a non-GAAP financial measure. We consider FFO to be a market accepted measure of an equity REIT's operating performance, which is necessary, along with net earnings (loss), for an understanding of our operating results. FFO, as defined under the National Association of Real Estate Investment Trusts (NAREIT) standards, consists of net income computed in accordance with accounting principles generally accepted in the United States of America ("GAAP"), excluding gains (or losses) from sales of real estate assets, plus depreciation and amortization of real estate assets. We believe our method of calculating FFO complies with the NAREIT definition. FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should

not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. All REITs do not calculate FFO in the same manner, therefore, our calculation may not be the same as the calculation of FFO for similar REITs. We use FFO as a performance measure to facilitate a periodic evaluation of our operating results relative to those of our peers, who like us, are typically members of NAREIT. We consider FFO a useful additional measure of performance for an equity REIT because it facilitates an understanding of the operating performance of its properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that FFO provides a meaningful indication of our performance.

FFO for 2003 includes impairment losses on real estate of $2,069,000. Prior to the third quarter of 2003, we followed a practice of excluding such losses from FFO. However, we revised this practice based on clarification of the SEC staff's position on the FFO treatment of impairment losses and guidance from NAREIT issued during the third quarter of 2003.

(5) Represents dividends declared by us. Dividends paid for the year ended December 31, 2007 ($0.197) represented ordinary income and ($.266) represented nondividend distribution to shareholders. The 2006 fourth quarter dividend ($0.11) was paid in January 2007, and was reported as a component of 2007 dividend payments for income tax purposes. The 2007 fourth quarter dividend ($0.1275) was paid in February 2008, and will be reported as a component of 2008 dividend payments for income tax purposes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Certain information both included and incorporated by reference in this management's discussion and analysis and other sections of this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on assumptions that management has made in light of experience in the business in which we operate, as well as management's perceptions of historical trends, current conditions, expected future developments and other factors believed to be appropriate under the circumstances. These statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Management believes that these forward-looking statements are based on reasonable assumptions.

Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of real estate investment trusts), availability of capital, risks associated with debt financing, interest rates, competition, supply and demand for hotel rooms in our current and proposed market areas, policies and guidelines applicable to real estate investment trusts and other risks and uncertainties described herein, and in our filings with the SEC from time to time. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein. We caution readers not to place undue reliance on any forward-looking statements included in this report which speak only as of the date of this report.

Overview

We are a self-administered REIT, and through our subsidiaries, we owned 115 limited service hotels in 24 states at December 31, 2007. Our hotels operate under several national franchise and independent brands.

Our significant events for 2007 include:

- purchase of 27 additional hotels;
- a second management company, HLC Hotels Inc. was engaged to manage our 15 Masters Inns; and
- payment of quarterly dividends on the common stock, for a total of $.4625 per share for 2007, up from $.365 per share for 2006.

Recent Events

We acquired ten additional limited service hotels on January 2, 2008 for $21.8 million, funded through borrowings from General Electric Capital Corporation and existing credit lines.

We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnerships, Supertel Limited Partnership and E&P Financing Limited Partnership, limited partnerships, limited liability companies or other subsidiaries of our operating partnerships. We currently own, indirectly, an approximate 93% general partnership interest in Supertel Limited Partnership and a 100% partnership interest in E&P Financing Limited Partnership.

The discussion that follows is based primarily on our consolidated financial statements as of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005, and should be read along with the consolidated financial statements and related notes.

RevPAR, ADR and Occupancy

The following table presents our revenue per available room ("RevPAR"), average daily rate ("ADR") and occupancy by region for 2007 and 2006, respectively. The comparisons of same store operations are for 76 hotels.

		2007				2006			
Same Store	*	Room				Room			
Region		Count	RevPAR	Occupancy	ADR	Count	RevPAR	Occupancy	ADR
West North Central		2,671	$ 30.26	64.3%	$ 47.06	2,671	$ 28.21	61.2%	$ 46.10
East North Central		881	44.97	65.5%	68.64	881	44.98	66.5%	67.59
Middle Atlantic/New England		273	45.55	60.4%	75.46	273	46.60	62.5%	74.59
South Atlantic		1,085	47.32	64.2%	73.68	1,085	46.53	66.0%	70.54
East South Central		305	37.34	58.3%	64.00	305	39.15	59.4%	65.87
West South Central		132	28.52	58.7%	48.63	132	28.23	56.5%	49.98
Total Same Store Hotels		5,347	$ 37.29	63.8%	$ 58.44	5,347	$ 36.24	62.9%	$ 57.62

Acquisitions	*	Room				Room			
Region		Count	RevPAR	Occupancy	ADR	Count	RevPAR	Occupancy	ADR
Mountain		214	$ 39.70	79.5%	$ 49.96	-	$ -	-	$ -
West North Central		173	34.30	63.3%	54.20	173	38.85	69.5%	55.92
East North Central		117	33.02	80.5%	41.01	-	-	-	-
Middle Atlantic/New England		63	39.71	61.6%	64.42	-	-	-	-
South Atlantic		3,616	22.79	61.7%	36.92	1,098	16.54	68.8%	24.03
East South Central		296	28.01	61.1%	45.82	145	29.49	60.3%	48.89
West South Central		324	26.75	66.7%	40.10	-	-	-	-
Total Hotel Portfolio		10,150	$ 32.32	63.7%	$ 50.71	6,763	$ 34.92	63.3%	$ 55.18

States included in the Regions	
Mountain	Idaho and Montana
West North Central	Iowa, Kansas, Missouri, Nebraska and South Dakota
East North Central	Indiana and Wisconsin
Middle Atlantic/New England	Maine and Pennsylvania
South Atlantic	Delaware, Florida, Georgia, Maryland, North Carolina, South Carolina, Virginia and West Virginia
East South Central	Alabama, Kentucky and Tennessee
West South Central	Arkansas and Louisiana

* Same Store reflects 76 hotels owned as of January 1, 2006 for YTD 2007, and 2006. Hotel acquisitions which were excluded from same store calculations for the twelve months ended December 31, 2007 and 2006 were the 27 hotels acquired in 2007 and 13 hotels acquired in 2006. The excluded properties were not owned by the Company throughout each of the entire periods presented and therefore are excluded from the same store calculations.

Room count for 2006 may vary slightly from that previously reported, primarily due to conversion of some rooms to exercise and expanded breakfast area.

Our RevPAR, ADR and Occupancy, by franchise affiliation for 2007 and 2006 were as follows:

Same Store *	2007				2006			
Brand	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
Limited Service								
Midscale w/o F&B								
Comfort Inn/ Comfort Suites	1,483	$ 47.57	64.0%	$ 74.33	1,483	$ 47.59	66.6%	$ 71.46
Hampton Inn	216	61.11	70.8%	86.36	216	57.41	70.8%	81.11
Holiday Inn Express	176	47.09	67.3%	69.97	176	48.22	68.2%	70.68
Other Midscale (1)	163	47.54	69.3%	68.64	163	49.03	71.7%	68.35
Total Midscale w/o F&B	2,038	$ 48.96	65.4%	$ 74.84	2,038	$ 48.80	67.6%	$ 72.19
Economy								
Days Inn	58	$ 36.50	60.0%	$ 60.82	58	$ 35.99	61.7%	$ 58.32
Super 8	3,027	30.17	64.5%	46.77	3,027	28.12	61.2%	45.94
Other Economy (2)	224	27.61	40.9%	67.49	224	31.91	43.0%	74.28
Total Economy	3,309	$ 30.11	62.8%	$ 47.92	3,309	$ 28.50	60.0%	$ 47.52
Total Same Store Midscale/Economy	5,347	$ 37.29	63.8%	$ 58.44	5,347	$ 36.24	62.9%	$ 57.62

Acquisitions *	2007				2006			
Brand	Room Count	RevPAR	Occupancy	ADR	Room Count	RevPAR	Occupancy	ADR
Limited Service								
Midscale w/o F&B								
Comfort Inn/ Comfort Suites	358	$ 38.52	57.9%	$ 66.56	145	$ 29.49	60.3%	$ 48.89
Total Midscale w/o F&B	358	$ 38.52	57.9%	$ 66.56	145	$ 29.49	60.3%	$ 48.89
Economy								
Days Inn	800	$ 27.59	55.7%	$ 49.53	-	$ -	-	$ -
Masters Inn (3)	1,842	22.92	59.3%	38.63	-	-	-	-
Super 8	445	37.97	79.2%	47.95	40	40.21	78.1%	51.51
Other Economy (2)	133	32.55	58.7%	55.46	133	36.47	54.5%	66.95
Total Economy	3,220	$ 27.51	62.1%	$ 44.29	173	$ 38.85	69.5%	$ 55.92
Total Midscale/Economy	3,578	$ 28.83	61.6%	$ 46.80	318	$ 33.15	63.9%	$ 51.88
Extended Stay (4)	1,225	$ 17.75	68.1%	$ 26.06	1,098	$ 16.54	68.8%	$ 24.03
Total Hotel Portfolio	10,150	$ 32.32	63.7%	$ 50.71	6,763	$ 34.92	63.3%	$ 55.18

1 Includes Ramada Limited and Sleep Inn brands
2 Includes Guesthouse Inns and independent hotels
3 Masters Inn Hotels were acquired May 16, 2007
4 Includes seven Savannah Suites and one Tara Inn & Suites

* Same Store reflects 76 hotels owned as of January 1, 2006 for YTD 2007, and 2006. Hotel acquisitions which were excluded from same store calculations for the twelve months ended December 31, 2007 and 2006 were the 27 hotels acquired in 2007 and 13 hotels acquired in 2006. The excluded properties were not owned by the Company throughout each of the entire periods presented and therefore are excluded from the same store calculations.

Room count for 2006 may vary slightly from that previously reported, primarily due to conversion of some rooms to exercise and expanded breakfast area.

Results of Operations

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

Operating results are summarized as follows for the years ended December 31 (table in thousands):

	2007		2006		Variance	
Revenues	$	111,631	$	77,134	$	34,497
Hotel and property operations expenses		(78,697)		(53,591)		(25,106)
Interest expense		(12,908)		(8,255)		(4,653)
Depreciation and amortization expense		(12,211)		(8,680)		(3,531)
General and administrative expenses		(3,864)		(2,842)		(1,022)
Net losses on dispositions of assets		(17)		(3)		(14)
Other income		177		185		(8)
Minority interest		(337)		(334)		(3)
Income tax benefit		304		107		197
	$	4,078	$	3,721	$	357

Revenues and Operating Expenses

Net earnings for the twelve months ended December 31, 2007 reflected $4.1 million, compared to net earnings of $3.7 million for 2006. After recognition of dividends for preferred stock shareholders, the net earnings available to common shareholders reflected $3.1 million or $0.15 per diluted share, for the year ended December 31, 2007, compared to $2.5 million or $0.20 per diluted share for 2006.

During 2007 revenues increased $34.5 million, or 44.7%, of which $32.6 million was due to the increased number of properties related to acquisitions and $1.9 million was due to revenue improvements from the same-store portfolio.

We refer to our entire portfolio as limited service hotels which we further describe as midscale without food and beverage hotels, economy hotels and extended stay hotels. The Company's same-store 48 economy hotels posted a moderate 5.6 percent improvement in RevPAR to $30.11 in 2007 with a 4.7 percent increase in occupancy to 62.8 percent with a moderate increase in ADR from $47.52 to $47.92. The Company's same-store 28 midscale without food and beverage hotels was essentially flat, with a 3.7 percent increase in ADR offset by a 3.3 percent decrease in occupancy resulting in a RevPAR of $48.96. The Company did not own extended stay hotels for each of the two periods and therefore comparisons are not available. The total same-store portfolio of 76 hotels for the year ended 2007, compared with the prior year, and had a 1.4 percent increase in both occupancy and ADR which resulted in a 2.9 percent increase in RevPAR.

Hotel and property operations expenses for the year ended 2007 increased $25.1 million or 46.8 percent, of which $22.7 million was related to new hotel acquisitions, and $2.4 million was from the same-store portfolio.

Interest Expense, Depreciation and Amortization Expense and General and Administration Expense

Interest expense increased by $4.7 million, due primarily to new debt incurred for hotel acquisitions. The depreciation and amortization expense increased $3.5 million for 2007 over 2006, which is hotel acquisition related. The general and administration expense for 2007 increased $1.0 million or 36% compared to 2006. The primary driver for this increase is salaries and professional fees a large portion of which was associated with internal audit and the Sarbanes-Oxley Act of 2002 Section 404 compliance.

Income Tax Benefit

The income tax expense (benefit) is related to the taxable earnings (loss) from our taxable REIT subsidiary, the TRS Lessee. Management believes the federal and state income tax rate for the TRS Lessee will be approximately 40%. The tax benefit is a result of TRS Lessee's losses for the years ended December 31, 2007 and 2006. The income tax expense (benefit) will vary based on the taxable earnings of the TRS Lessee, a C corporation.

The income tax benefit increased by approximately $197,000 during 2007 compared to the year ago period, due to an increased loss by the TRS Lessee in 2007 compared to the year ago period.

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

Operating results are summarized as follows for the years ended December 31 (table in thousands):

	Continuing Operations 2006	Continuing Operations 2005	Continuing Operations Variance
Revenues	$ 77,134	$ 60,537	$ 16,597
Hotel and property operations expenses	(53,591)	(42,372)	(11,219)
Interest expense	(8,255)	(5,959)	(2,296)
Depreciation and amortization expense	(8,680)	(6,863)	(1,817)
General and administrative expenses	(2,842)	(2,526)	(316)
Net gains (losses) on dispositions of assets	(3)	(2)	(1)
Other income	185	158	27
Minority interest	(334)	(226)	(108)
Income tax benefit	107	31	76
	$ 3,721	$ 2,778	$ 943

Revenues and Operating Expenses

Revenues for 2006 compared to 2005, increased $16.6 million or 27.4%, of which $15.4 million was due to the increase in revenue from acquisitions and $1.2 million was due to the increase in revenue from the same store (stores acquired before January 1, 2005) portfolio. The increase in revenues was also due in part to a 6.4% increase in ADR to $57.46 and a 7.3% increase in RevPAR to $36.15 for the limited service hotels. For the year, the extended stay hotels, had ADR of $24.03 and a RevPAR of $16.54. For 2006 compared to 2005, ADR increased 2.2% to $55.18 and RevPAR increased 3.7% to $34.92 for the entire hotel portfolio. The occupancy for all hotels increased 1.4%.

During 2006, hotel and property operations expenses increased $11.2 million, of which $10.3 million was due to the increase in hotel and property operations expenses from new hotel acquisitions and $0.9 million was due to same store, 2006 over 2005.

Interest Expense, Depreciation and Amortization Expense and General and Administration Expense

Interest expense increased by $2.3 million, due primarily to increased debt used for hotel acquisitions. The depreciation and amortization expense increased $1.8 million for 2006 over 2005. This is primarily related to hotel acquisitions as well as asset additions for the same store portfolio outpacing the amount of assets exceeding their useful life. The general and administration expense for 2006 increased $316,000 or 12.5% compared to 2005, this is primarily related to increases in salaries and professional fees.

Income Tax Benefit

The income tax expense (benefit) is related to the taxable earnings (loss) from our taxable REIT subsidiary, the TRS Lessee. Management believes the federal and state income tax rate for the TRS Lessee will be approximately 40%. The tax benefit is a result of TRS Lessee's losses for the year ended December 31, 2006 and 2005. The income tax expense (benefit) will vary based on the taxable earnings of the TRS Lessee, a C corporation.

The income tax benefit increased by approximately $76,000 during 2006 compared to the year ago period, due to an increased loss by the TRS Lessee in 2006 compared to the year ago period.

Liquidity and Capital Resources

Our income and ability to meet our debt service obligations, and make distributions to our shareholders, depends upon the operations of the hotels being conducted in a manner that maintains or increases revenue, or reduces expenses, to generate sufficient hotel operating income for TRS Lessee to pay the hotels' operating expenses, including management fees and rents to us. We depend on rent payments from TRS Lessee to pay our operating expenses and debt service and to make distributions to shareholders.

We expect to meet our short-term liquidity requirements generally through borrowings on our revolving credit facility with Great Western Bank and net cash provided by operations. We believe that our available borrowing capacity and net cash provided by operations will be adequate to fund both operating requirements and the payment of dividends in accordance with REIT requirements.

. We expect to meet our long-term liquidity requirements, such as scheduled debt maturities, through long-term secured and unsecured borrowings and the issuance of additional securities.

Financing

At December 31, 2007, we had long-term debt of $196.8 million consisting of notes and mortgages payable, with a weighted average term to maturity of 6.2 years and a weighted average interest rate of 7.10%. Aggregate annual principal payments for the next five years and thereafter are as follows (in thousands):

2008	$	14,806
2009		49,706
2010		4,501
2011		5,205
2012		33,343
Thereafter		89,279
	$	196,840

Of the maturities in 2008, approximately $3.27 million consist of principal amortization on mortgage loans, which we expect to fund through cash flows from operations. The remaining maturities consist of a $8.54 million bridge loan with General Electric Capital Corporation and a $3.0 million revolver with Bank First. The bridge loan and revolver are expected to be refinanced or repaid using our existing lines of credit or other financing.

We are required to comply with certain quarterly financial covenants for some of our lenders. As of December 31, 2007, we were in compliance with the financial covenants of our lenders.

If we fail to pay our indebtedness when due, or fail to comply with covenants, we could incur higher interest rates during the period of such loan defaults, and could ultimately lose the hotels through lender foreclosure.

On February 22, 2007, we entered into a Second Amendment to Loan Agreement with Great Western Bank which amends the original Loan Agreement dated January 13, 2005 between the parties by: (a) increasing the loan limit from $20 million to $34 million; (b) increasing the loan to value ratio component of the borrowing base and related covenants from 60% to 65%; (c) decreasing the interest rate 75 basis points to prime minus .75%; and (d) extending the maturity date from January 13, 2008 to February 22, 2009.

We sold 7,544,936 shares of our common stock at an offering price of $6.70 per share in a public offering commenced in December 2006. We sold 1,521,258 shares of our Series A Convertible Preferred Stock at an offering price of $10.00 per share in a public offering in December 2005.

We entered into a bridge loan with General Electric Capital Corporation on May 16, 2007, in the amount of $8.54 million, maturing December 1, 2007. The note bore interest at three-month LIBOR plus 5.00% (reset monthly). The parties entered into a loan modification agreement dated as of December 1, 2007 pursuant to which the maturity date was extended to January 1, 2008. A second loan modification agreement was entered into as of January 1, 2008, which extended the maturity date to June 1, 2008. The variable rate margin was increased from 5.00% to 5.50% for the period from January 1, 2008 through March 31, 2008 and to 7.5% for the period from April 1, 2008 through June 1, 2008. The rate at which the note bore interest as of December 31, 2007 was 10.13%.

Acquisition of Hotels

On January 5, 2007, we acquired five hotels with a total of 468 rooms. The $24 million purchase was funded by $8.4 million of cash and borrowings from our existing credit facilities. and a $15.6 million term loan. The hotels are located in: Georgia, Idaho, Indiana, Maine and Montana.

On April 4, 2007, we acquired four hotels with a total of 654 rooms. The $30.9 million purchase was funded by $19.5 million of borrowings from the existing credit facility and the assumption of four loans with an aggregate outstanding principal balance of approximately $11.4 million. The hotels are located in Virginia (3) and Louisiana.

On April 4, 2007, we entered into a four month leasing agreement for two hotels, with 296 rooms, located in Virginia and Louisiana. On July 31, 2007 we purchased the hotels for $6.9 million, funded by the issuance of 863,611 common operating units in Supertel Limited Partnership.

On April 10, 2007, we acquired one hotel, with 127 rooms, located in Georgia. The $6 million purchase was funded with borrowings from our existing credit facility with Great Western Bank.

On May 16, 2007, we acquired fifteen hotels with 1,842 rooms. The $42.7 million purchase was funded by $6.4 million of borrowings from our existing credit facilities, a $27.76 million term loan and a $8.54 million bridge loan. The hotels are located in: Alabama, Florida (5), Georgia (5) and South Carolina (4).

Disposition of Hotels

During 2007 no hotels were sold and as of December 31, 2007 there were no hotels classified as held for sale.

Redemption of Preferred Operating Partnership Units

We own, through our subsidiary, Supertel Hospitality REIT Trust, an approximate 93% general partnership interest in Supertel Limited Partnership, through which we own 55 of our hotels. We are the sole general partner of the limited partnership, and the remaining approximate 7% is held by limited partners who hold, as of December 31, 2007, 1,235,806 common operating partnership units and 195,610 preferred operating partnership units. Each limited partner of Supertel Limited Partnership may, subject to certain limitations, require that Supertel Limited Partnership redeem all or a portion of his or her common or preferred units, at any time after a specified period following the date he or she acquired the units, by delivering a redemption notice to Supertel Limited Partnership. When a limited partner tenders his or her common units to the partnership for redemption, we can, in our sole discretion, choose to purchase the units for either (1) a number of our shares of common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of our shares of common stock the limited partner would have received if we chose to purchase the units for common stock. We anticipate that we generally will elect to purchase the common units for common stock. The preferred units are convertible by the holders into common units on a one-for-one basis or may be redeemed for cash at $10 per unit until October 2009. The preferred units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of Supertel Limited Partnership. There were no common operating partnership units or preferred operating partnership units converted during the year ended December 31, 2007 and 2006.

Contractual Obligations

Below is a summary of certain obligations that will require capital (in thousands) as of December 31, 2007:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including interest	$ 270,268	$ 28,029	$ 73,783	$ 55,665	$ 112,791
Land leases	5,608	170	355	355	4,728
Total contractual obligations	$ 275,876	$ 28,199	$ 74,138	$ 56,020	$ 117,519

We have various standing or renewable contracts with vendors. These contracts are all cancelable with immaterial or no cancellation penalties. Contract terms are generally one year or less. We also have management agreements with Royco Hotels and HLC for the management of our hotel properties.

Other

To maintain our REIT tax status, we generally must distribute at least 90% of our taxable income to our shareholders annually. In addition, we are subject to a 4% non-deductible excise tax if the actual amount distributed to shareholders in a calendar year is less than a minimum amount specified under the federal income tax laws. We have a general dividend policy of paying out approximately 100% of annual REIT taxable income. The actual amount of any future dividends will be determined by the Board of Directors based on our actual results of operations, economic conditions, capital expenditure requirements and other factors that the Board of Directors deems relevant.

Off Balance Sheet Financing Transactions

We have not entered into any off balance sheet financing transactions.

Critical Accounting Policies

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex or subjective judgments. We have identified the following principal accounting policies that have a material effect on our consolidated financial statements:

Impairment of assets

If events or changes in circumstances indicate that the carrying value of a hotel property to be held and used may be impaired, a recoverability analysis is performed based on estimated undiscounted cash flows to be generated from the property in the future. If the analysis indicates that the carrying value is not recoverable from future cash flows, the property is written down to estimated fair value and an impairment loss is recognized. If a decision is made to sell a hotel property, we evaluate the recoverability of the carrying amount of the asset. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell and an impairment loss is recognized. Estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as revenues and occupancies for the properties, recent sales data for comparable properties and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. The estimates are subject to revision as market conditions and management's assessment of them change. If we misjudge or estimate incorrectly, we may record an impairment charge that is inappropriate or fail to record a charge when we should have done so, and the amount of these charges may be material.

Acquisition of Hotel Properties

Upon acquisition, we allocate the purchase price of asset classes based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets, if any. Our investments in hotel properties are carried at cost and are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and building improvements and three to twelve years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives.

We are required to make subjective assessments as to the useful lives and classification of its properties for purposes of determining the amount of depreciation expense to reflect each year with respect to those properties. These assessments have a direct impact on our net income. Should we change the expected useful life or classification of particular assets, it would result in a change in depreciation expense and annual net income.

Recently Issued Accounting Pronouncements

On July 13, 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The adoption of this interpretation as of January 1, 2007, did not have a material impact on the Company's consolidated financial position or results of operations.

During 2006, the Emerging Issues Task Force issued EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" (that is, gross versus net presentation) for tax receipts on the face of their income statements. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes (gross receipts taxes are excluded). EITF Issue No. 06-3 concludes that the presentation of taxes on either a gross basis (included in revenue and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The Company has historically presented such taxes on a net basis. The Company adopted EITF Issue No. 06-3 effective January 1, 2007 and the adoption did not have an impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the

FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, FASB issued FASB Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157 , which delayed the effective date of FASB 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company does not believe adoption of SFAS 57 or FSP No. 157-2 will have a material effect on the Company's results of operation or financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact on its results of operation and financial position, if it elects adoption.

In December 2007, the FASB issued revised SFAS No. 141, "Business Combinations" ("FAS 141(R)"). FAS141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquirer; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The objective of the guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. FAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value; and entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The objective of the guidance is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact FAS 160 will have on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk Information

The market risk associated with financial instruments and derivative financial or commodity instruments is the risk of loss from adverse changes in market prices or rates. Our market risk arises primarily from interest rate risk relating to variable rate borrowings. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. In order to achieve this objective, we have used both long term fixed rate loans and variable rate from institutional lenders to finance our hotels. We are not currently using derivative financial or commodity instruments to manage interest rate risk.

Management monitors our interest rate risk closely. The table below presents the annual maturities, weighted average interest rates on outstanding debt at the end of each year and fair values required to evaluate the expected cash flows under debt and related agreements, and our sensitivity to interest rate changes at December 31, 2007. Information relating to debt maturities is based on expected maturity dates and is summarized as follows (in thousands):

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Fixed Rate Debt	$ 3,167	$ 15,876	$ 2,672	$ 2,872	$ 30,799	$ 23,825	$ 79,211	$ 82,500
Average Interest Rate	7.35%	7.31%	7.13%	7.13%	7.12%	6.83%	7.14%	-
Variable Rate Debt	$ 11,639	$ 33,830	$ 1,829	$ 2,333	$ 2,544	$ 65,454	$ 117,629	$ 115,795
Average Interest Rate	6.90%	6.84%	6.86%	6.86%	6.86%	6.87%	6.87%	-

As the table incorporates only those exposures that exist as of December 31, 2007, it does not consider exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations would depend on the exposures that arise after December 31, 2007.

Item 8. Financial Statements and Supplementary Data

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Supplementary information required by this Item is presented in Item 6.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Supertel Hospitality, Inc.:

We have audited the accompanying consolidated balance sheets of Supertel Hospitality, Inc. and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Omaha, Nebraska
March 12, 2008

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of December 31, 2007	As of December 31, 2006
ASSETS		
Investments in hotel properties	$ 376,240	$ 254,241
Less accumulated depreciation	75,295	63,509
	300,945	190,732
Cash and cash equivalents	1,166	5,436
Accounts receivable	2,242	1,332
Prepaid expenses and other assets	4,725	3,116
Deferred financing costs, net	1,947	1,532
	$ 311,025	$ 202,148
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$ 12,401	$ 8,905
Long-term debt	196,840	94,878
	209,241	103,783
Minority interest in consolidated partnerships, redemption value $9,544 and $4,535	10,178	3,528
SHAREHOLDERS' EQUITY		
Preferred stock, $.01 par value, 40,000,000, and 10,000,000 shares authorized; 932,026 and 1,515,258 shares outstanding, liquidation preference of $9,320 and $15,153	9	15
Preferred stock warrants	-	53
Common stock, $.01 par value, 100,000,000 and 25,000,000 shares authorized; 20,696,126 and 19,074,903 shares outstanding	207	191
Additional paid-in capital	112,792	109,319
Distributions in excess of retained earnings	(21,402)	(14,741)
	91,606	94,837
COMMITMENTS AND CONTINGENCIES		
	$ 311,025	$ 202,148

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years ended December 31, 2007	2006	2005
REVENUES			
Room rentals and other hotel services	$ 111,631	$ 77,134	$ 60,537
EXPENSES			
Hotel and property operations	78,697	53,591	42,372
Depreciation and amortization	12,211	8,680	6,863
General and administrative	3,864	2,842	2,526
	94,772	65,113	51,761
EARNINGS BEFORE NET LOSSES ON DISPOSITIONS OF ASSETS, OTHER INCOME, INTEREST, MINORITY INTEREST AND INCOME TAX BENEFIT	16,859	12,021	8,776
Net losses on dispositions of assets	(17)	(3)	(2)
Other income	177	185	158
Interest	(12,908)	(8,255)	(5,959)
Minority interest	(337)	(334)	(226)
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	3,774	3,614	2,747
Income tax benefit	(304)	(107)	(31)
NET EARNINGS	4,078	3,721	2,778
Preferred stock dividend	(948)	(1,215)	(6)
NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS	$ 3,130	$ 2,506	$ 2,772
NET EARNINGS PER COMMON SHARE - BASIC AND DILUTED:			
EPS Basic	$ 0.15	$ 0.20	$ 0.23
EPS Diluted	$ 0.15	$ 0.20	$ 0.23

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

Years ended December 31, 2007, 2006 and 2005

	Preferred Stock	Preferred Stock Warrants	Common Stock	Additional Paid-In Capital	Excess of Retained Earnings	Total
Balance at December 31, 2004	$ -	$ -	$ 121	$ 51,585	$ (11,994)	$ 39,712
Conversion of operating partnership units to common stock	-	-	-	41	-	41
Common dividends - $.26 per share	-	-	-	-	(3,137)	(3,137)
Preferred stock offering	15	53	-	13,995	-	14,063
Preferred dividends	-	-	-	-	(6)	(6)
Net earnings	-	-	-	-	2,778	2,778
Balance at December 31, 2005	$ 15	$ 53	$ 121	$ 65,621	$ (12,359)	$ 53,451
Deferred compensation	-	-	-	69	-	69
Common dividends - $.405 per share	-	-	-	-	(4,888)	(4,888)
Common stock offering	-	-	70	43,629	-	43,699
Preferred dividends	-	-	-	-	(1,215)	(1,215)
Net earnings	-	-	-	-	3,721	3,721
Balance at December 31, 2006	$ 15	$ 53	$ 191	$ 109,319	$ (14,741)	$ 94,837
Deferred compensation	-	-	-	54	-	54
Warrant Conversion	-	(53)	1	52	-	-
Option Conversion	-	-	-	17	-	17
Conversion of Preferred Stock	(6)	-	10	(4)	-	-
Common dividends - $.48 per share	-	-	-	-	(9,791)	(9,791)
Common stock offering	-	-	5	3,354	-	3,359
Preferred dividends	-	-	-	-	(948)	(948)
Net earnings	-	-	-	-	4,078	4,078
Balance at December 31, 2007	$ 9	$ -	$ 207	$ 112,792	$ (21,402)	$ 91,606

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 4,078	$ 3,721	$ 2,778
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	12,204	8,668	6,851
Amortization of intangible assets and deferred financing costs	408	341	379
Net losses on dispositions of assets	17	3	2
Amortization of stock option expense	54	69	-
Imputed interest on notes payable	-	155	(155)
Minority interest	337	334	226
Changes in operating assets and liabilities:			
(Increase) decrease in assets	(2,531)	(209)	(1,761)
Increase (decrease) in liabilities	2,073	476	1,895
Net cash provided by operating activities	16,640	13,558	10,215
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to hotel properties	(10,885)	(5,623)	(6,363)
Acquisition and development of hotel properties	(93,280)	(44,015)	(25,998)
Proceeds from sale of hotel assets	12	5	6
Net cash used by investing activities	(104,153)	(49,633)	(32,355)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Deferred financing costs	(816)	(89)	(580)
Principal payments on long-term debt	(8,812)	(11,910)	(9,137)
Proceeds from long-term debt	99,418	14,625	22,952
Redemption of operating partnership units	-	-	(1,174)
Stock option conversion	17	-	-
Distributions to minority partners	(495)	(351)	(215)
Preferred stock offering	-	-	14,063
Common stock offering	3,359	43,699	-
Dividends paid	(9,428)	(5,626)	(2,923)
Net cash provided by financing activities	83,243	40,348	22,986
Increase (decrease) in cash and cash equivalents	(4,270)	4,273	846
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,436	1,163	317
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,166	$ 5,436	$ 1,163
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid, net of amounts capitalized	$ 12,064	$ 7,664	$ 5,203
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Dividends declared	$ 10,739	$ 6,103	$ 3,143
Conversion of operating partnership units	$ -	$ -	$ 41
Issuance of operating partnership units	$ 6,925	$ -	$ 2,793
Assumed debt from Wells Fargo on Sleep Inn	$ -	$ -	$ 807
Assumed debt from GE on South Bend	$ -	$ -	$ 6,123
Assumed debt from Wachovia on BMI	$ 11,356	$ -	$ -

See accompanying notes to consolidated financial statements.

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business

Supertel Hospitality, Inc. (SHI) was incorporated in Virginia on August 23, 1994. SHI is a self-administered real estate investment trust (REIT) for Federal income tax purposes.

SHI, through its wholly owned subsidiaries, Supertel Hospitality REIT Trust and E&P REIT Trust (collectively, the "Company") owns a controlling interest in Supertel Limited Partnership and E&P Financing Limited Partnership ("E&P LP"). All of the Company's interests in 105 properties with the exception of furniture, fixtures and equipment held by TRS Leasing, Inc. and its subsidiaries are held directly or indirectly by E&P LP, Supertel Limited Partnership or Solomon's Beacon Inn Limited Partnership (SBILP) (collectively, the "Partnerships"). The Company's interests in ten properties are held directly by either SPPR-Hotels, LLC (SHLLC), SPPR-South Bend, LLC (SSBLLC), or SPPR-BMI, LLC (SBMILLC). SHI, through Supertel Hospitality REIT Trust, is the sole general partner in Supertel Limited Partnership and at December 31, 2007 owned approximately 93% of the partnership interests in Supertel Limited Partnership. Supertel Limited Partnership is the general partner in SBILP. At December 31, 2007, Supertel Limited Partnership and SHI owned 99% and 1% interests in SBILP, respectively, and SHI owned 100% of Supertel Hospitality Management, Inc, SPPR Holdings, Inc. (SPPRHI), and SPPR-BMI Holdings, Inc. (SBMIHI). Supertel Limited Partnership and SBMIHI owned 99% and 1% of SBMILLC, respectively. Supertel Limited Partnership and SPPRHI owned 99% and 1% of SHLLC, respectively, and Supertel Limited Partnership owned 100% of SSBLLC.

As of December 31, 2007, the Company owned 115 limited service hotels and one office building. All of the hotels are leased to our wholly owned taxable REIT subsidiary, TRS Leasing, Inc. ("TRS"), and its wholly owned subsidiaries (collectively "TRS Lessee"), and are managed by Royco Hotels, Inc (Royco Hotels) formerly known as Royal Host Management Inc., and HLC Hotels Inc.

The hotel management agreement with Royco Hotels, the manager of 100 of the Company's hotels, was amended effective January 1, 2007. The amendment, among other things, provides for: (a) the amendment of the base management fee calculation so that the base management fee is reduced as a percentage of gross hotel revenue (ranging from 4.25% to 3.0%) as revenues increase above certain thresholds; (b) the automatic extension of the term of the management agreement for five years (unless Royco Hotels elects otherwise) in the event of a specified return on SHI's hotel investment for the four years ended December 31, 2010; (c) an increase in the termination fee payable to Royco Hotels under certain circumstances equal to the greater of (i) $3.6 million less an amount equal to $.1 million multiplied by the number of months after December 31, 2006 preceding the month of termination or (ii) 50% of the base management fee paid to Royco Hotels during the twelve months prior to notice of termination; and (d) the base compensation of Royco Hotels district managers to be included in the operating expenses paid by TRS Lessee.

On May 16, 2007, Supertel Limited Partnership acquired fifteen hotels which are operated under the Masters Inn name. In connection with the acquisition, TRS, the lessee of the fifteen hotels, entered into a management agreement with HLC Hotels, Inc. ("HLC"), an affiliate of the sellers of the hotels. The management agreement provides for HLC to operate and manage the fifteen hotels for a term of two years and receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels. The management agreement requires TRS to reimburse HLC for all budgeted direct operating costs and expenses incurred in the operation of the hotels. HLC, an eligible independent contractor, also manages other hotels for parties unrelated to Supertel.

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Partnerships and the TRS Lessee. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses recognized during the reporting period. The significant estimates pertain to impairment analysis and allocation of purchase price (SFAS No. 141). Actual results could differ from those estimates.

Capitalization Policy

Acquisition, development and construction costs of properties in development are capitalized including, where applicable, direct and indirect costs, including real estate taxes and interest costs. Development and construction costs and costs of significant improvements, replacements, renovations to furniture and equipment expenditures for hotel properties are capitalized while costs of maintenance and repairs are expensed as incurred.

Deferred Financing Cost

Direct costs incurred in financing transactions are capitalized as deferred costs and amortized to interest cost over the term of the related loan using the effective interest method.

Investment in Hotel Properties

Upon acquisition, the Company allocates the purchase price of assets to asset classes based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets, if any. The Company's investments in hotel properties are carried at cost and are depreciated using the straight-line method over an estimated useful life of 15 to 40 years for buildings and three to twelve years for furniture, fixtures and equipment.

The Company periodically reviews the carrying value of each hotel to determine if circumstances exist indicating impairment to the carrying value of the investment in the hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the Company will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment will be made to the carrying value of the hotel to reflect the hotel at fair value. The Company does not believe that there are any facts or circumstances indicating impairment in the carrying value of any of its hotels.

In accordance with the provisions of Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," a hotel is considered held for sale when a contract for sale is entered into, a substantial, non refundable deposit has been committed by the purchaser, and sale is expected to occur within one year. Depreciation of these properties is discontinued at that time, but operating

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

revenues, other operating expenses and interest continue to be recognized until the date of sale. Revenues and expenses of properties that are classified as held for sale or sold are presented as discontinued operations for all periods presented in the statements of operations if the properties will be or have been sold on terms where the Company has limited or no continuing involvement with them after the sale. If active marketing ceases or the properties no longer meet the criteria to be classified as held for sale, the properties are reclassified as operating and measured at the lower of their (a) carrying amount before the properties were classified as held for sale, adjusted for any depreciation expense that would have been recognized had the properties been continuously classified as operating or (b) their fair value at the date of the subsequent decision not to sell.

Gains on sales of real estate are recognized in accordance with Statement of Financial Accounting Standards No. 66 Accounting for Sales of Real Estate, as amended, which we refer to as SFAS 66. The specific timing of the sale is measured against various criteria in SFAS 66 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, the gain is deferred and the finance, installment or cost recovery method, as appropriate, is applied until the sales criteria are met. To the extent we sell a property and retain a partial ownership interest in the property, we recognize gain to the extent of the third party ownership interest in accordance with SFAS 66.

Cash and Cash Equivalents

Cash and cash equivalents include cash and various highly liquid investments with original maturities of three months or less when acquired, and are carried at cost which approximates fair value.

Revenue Recognition

Revenues from the operations of the hotel properties are recognized when earned.

Recently Issued Accounting Pronouncements

On July 13, 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The adoption of this interpretation as of January 1, 2007, did not have a material impact on the Company's consolidated financial position or results of operations.

During 2006, the Emerging Issues Task Force issued EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement" (that is, gross versus net presentation) for tax receipts on the face of their income statements. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes (gross receipts taxes are excluded). EITF Issue No. 06-3 concludes that the presentation of taxes on either a gross basis (included in revenue and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The Company has historically presented such taxes on a net basis. The Company adopted EITF Issue

(Dollars in thousands, except per share data)

No. 06-3 effective January 1, 2007 and the adoption did not have an impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, FASB issued FASB Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157 , which delayed the effective date of FASB 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company does not believe adoption of SFAS 57 or FSP No. 157-2 will have a material effect on the Company's results of operation or financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently assessing the impact on its results of operation and financial position, if it elects adoption.

In December 2007, the FASB issued revised SFAS No. 141, "Business Combinations" ("FAS 141(R)"). FAS141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquirer; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The objective of the guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. FAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("FAS 160"). FAS 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value; and entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The objective of the guidance is to improve the relevance,

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the impact FAS 160 will have on the Company's consolidated financial statements.

Income Taxes

The Company qualifies and intends to continue to qualify as a REIT under applicable provisions of the Internal Revenue Code, as amended. In general, under such Code provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income will not be subject to Federal income tax to the extent of the income which it distributes. Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for Federal tax purposes. Except with respect to the TRS Lessee, the Company does not believe that it will be liable for significant Federal or state income taxes in future years.

Deferred income taxes relate primarily to the TRS Lessee and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of the TRS Lessee and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Under the REIT Modernization Act ("RMA"), which became effective January 1, 2001, the Company is permitted to lease its hotels to one or more wholly owned taxable REIT subsidiaries ("TRS") and may continue to qualify as a REIT provided that the TRS enters into management agreements with an "eligible independent contractor" that will manage the hotels leased by the TRS. The Company formed the TRS Lessee and, effective January 1, 2002, the TRS Lessee leased all of the hotel properties. The TRS Lessee is subject to taxation as a C-Corporation. The TRS Lessee has incurred operating losses for financial reporting and Federal income tax purposes for 2007, 2006 and 2005.

In October 1999, the Company and the old Supertel Hospitality, Inc., merged and the Company was the surviving entity. In 2005, the Company changed its name to Supertel Hospitality, Inc. In connection with its election to be taxed as a REIT, the Company has elected to be subject to the "built-in gain" rules. Under these rules, taxes may be payable at the time and to the extent that the net unrealized gains on assets acquired in a 1999 merger with the old Supertel are recognized in taxable dispositions of such assets in the subsequent ten-year period. This ten-year period expires October 2009. The Company had no built-in gains taxes in 2007 and 2006.

Financial Instruments

Fair values of financial instruments approximate their carrying values in the financial statements, except for long-term debt for which fair value information is presented in Note 4.

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of any dilutive potential common shares outstanding during the period, if any. The computation of basic and diluted earnings per common share is presented below:

(in thousands, except per share data)

	For the year ended December 31,		
	2007	2006	2005
Numerator:			
Net earnings available to common shareholders	3,130	2,506	2,772
Denominator:			
Weighted average number of common shares - basic	20,197	12,261	12,062
Effect of dilutive securities:			
Common Stock Options	20	11	-
Weighted Average number of common shares - diluted	20,217	12,272	12,062
Basic Earnings Per Common Share:			
Net earnings available to common shareholders per weighted average common share:	$ 0.15	$ 0.20	$ 0.23
Diluted Earnings Per Common Share:			
Net earnings available to common shareholders per weighted average common share:	$ 0.15	$ 0.20	$ 0.23

At December 31, 2007, 2006, and 2005 there were 1,235,806, 372,195 and 372,195, respectively of SLP common operating units outstanding. These units have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts allocated to the common unit holders (whose units are convertible on a one-to-one basis to common shares) since their share of income would be added back to income. In addition, the 195,610 shares of SLP preferred operating units are antidilutive.

At December 31, 2007, 2006 and 2005, there were 932,026, 1,515,258 and 1,521,258 shares, respectively, of Series A Convertible Preferred Stock. The preferred stock warrants outstanding as of December 31, 2006 and 2005, were 126,311 for each year. During the year 2007, all warrants were fully exercised. During 2007, 606,465 shares of Series A Convertible Preferred Stock were converted to 1,073,430 shares of common stock. The shares of Series A Convertible Preferred Stock, after adjusting the numerator and denominator for the basic EPS computation, are antidilutive for the year ended December 31, 2007, 2006 and 2005, for the earnings per share computation. The exercise price of the preferred stock warrants exceeded the market price of the common stock, and therefore these shares were excluded from the computation of diluted earnings per share. See additional information regarding preferred stock and warrants in Note 7.

(Dollars in thousands, except per share data)

Note 1. Organization and Summary of Significant Accounting Policies (continued)

The potential common shares represented by outstanding stock options for the year ended December 31, 2007 totaled 162,143 of which 142,722 shares are assumed to be purchased with proceeds from the exercise of stock options resulting in 19,421 shares that are dilutive.

Stock-Based Compensation

Upon initial issuance of stock options on May 25, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), "Share-Based Payments," which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values.

Minority Interest

Minority interest in the operating partnership represents the limited partners' proportionate share of the equity in the operating partnership. During 2005, 4,434 units of limited partnership interest were redeemed by unit holders. No limited partnership units were redeemed in 2007 and 2006. At December 31, 2007, the aggregate partnership interest held by the limited partners in the operating partnership was approximately 7.00%. Income is allocated to minority interest based on the weighted average percentage ownership throughout the year. The limited partner's common operating units were increased by 863,611 and 366,916 in 2007 and 2005, respectively. See additional information regarding operating partnership units in Note 7.

Concentration of Credit Risk

The Company maintained a major portion of its deposits with Great Western Bank, a Nebraska Corporation at December 31, 2007 and 2006. The balance on deposit at Great Western Bank exceeded the federal deposit insurance limit; however, management believes that no significant credit risk exists with respect to the uninsured portion of this cash balance.

Note 2. Acquisitions and Development

On January 5, 2007, we acquired five hotels with a total of 468 rooms. The $24 million purchase was funded by $8.4 million of cash and borrowings from our existing credit facilities and a $15.6 million term loan. The hotels are located in: Georgia, Idaho, Indiana, Maine and Montana.

On April 4, 2007, we acquired four hotels with a total of 654 rooms. The $30.9 million purchase was funded by $19.5 million of borrowings from the existing credit facility and the assumption of four loans with an aggregate outstanding principal balance of approximately $11.4 million. The hotels are located in Virginia (3) and Louisiana.

On April 4, 2007, we entered into a four month leasing agreement for two hotels, with 296 rooms, located in Virginia and Louisiana. On July 31, 2007 the hotels were purchased for $6.9 million, funded by the issuance of 863,611 common operating units in Supertel Limited Partnership.

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

On April 10, 2007, we acquired one hotel, with 127 rooms, located in Georgia. The $6 million purchase was funded with borrowings from our existing credit facility with Great Western Bank.

On May 16, 2007, we acquired fifteen hotels with 1,842 rooms. The $42.7 million purchase was funded by $6.4 million of borrowings from our existing credit facilities, a $27.76 million term loan and a $8.54 million bridge loan. The hotels are located in: Alabama, Florida (5), Georgia (5) and South Carolina (4).

The results of the acquired properties' operations have been included in the consolidated financial statements since their dates of acquisition.

The following summarizes the estimated fair value of the significant assets acquired during the year ended December 31, 2007. Six hotels were purchased from Waterloo Hospitality, Inc. (WHI) and BMI, related companies, four of which were acquired on April 4, 2007 and two of which were acquired on July 31, 2007. The two hotels were leased for four months prior to their purchase and were treated and reflected as capital leases. As such, the assets of the six hotels were reflected in the balance sheet as noted below as of the purchase and lease date of April 4, 2007 (dollars in thousands).

	MOA 5 hotels	Masters 15 hotels	WHI/BMI 6 hotels	Total
Investment in Properties:				
Land	$ 2,465	$ 7,055	$ 9,435	$ 18,955
Building	21,081	33,295	28,258	82,634
Furniture, fixtures & equipment	731	2,762	479	3,972
Total assets acquired	$ 24,277	$ 43,112	$ 38,172	$ 105,561

The investment in properties represents the estimated fair value of the hotel properties based on the purchase price.

The following unaudited pro forma financial data gives effect to the acquisition of the seven Savannah Suites hotels acquired in August and November of 2006, to the acquisition of the five MOA hotels acquired on January 5, 2007, the acquisition of fifteen Masters Inn hotels on May 16, 2007 and the acquisition of six hotels from Waterloo Hospitality, Inc. and BMI, four of which were purchased on April 4, 2007 and two of which were purchased on July 31, 2007.

The unaudited pro forma financial data for the year ended December 31, 2006 is presented as if the acquisition of the seven hotels from Savannah Suites, the five hotels from MOA, the 15 Masters Inn hotels and the six hotels from Waterloo Hospitality, Inc. and BMI, had occurred on January 1, 2006. The unaudited pro forma financial data for the year ended December 31, 2007 is presented as if the acquisition of MOA, the 15 Masters Inn hotels and the six hotels from Waterloo Hospitality, Inc. and BMI had occurred on January 1, 2007.

The unaudited pro forma financial data does not purport to represent what the Company's results of operations would actually have been if the transactions had in fact occurred on the dates discussed above. They also do not project or forecast the Company's results of operations for any future date or period.

	Pro Forma Consolidated (in thousands except per share data)			
	Year Ended December 31,			
	2007		2006	
Revenues	$	121,192	$	119,485
Earnings from continuing operations	$	3,310	$	3,337
Net earnings	$	3,614	$	3,444
Net earnings available to common shareholders	$	2,666	$	2,229
Net earnings per share				
- basic	$	0.13	$	0.18
- diluted	$	0.13	$	0.18

The information presented represents the activity for these acquired properties from and including January 1, for the period presented to, but not including, the date of our acquisition.

The years ended December 31, 2007 and 2006 reflects the following adjustments for the seven Savannah Suites hotels, the five MOA hotels, the fifteen Masters Inn hotels and the six hotels from Waterloo Hospitality, Inc. and BMI:

- hotel operating expenses reflect the cost reductions resulting from reduced management fees and insurance expense;
- depreciation expense is adjusted for acquired depreciable basis;
- interest expense includes the additional interest and amortization of deferred financing costs;
- elimination of franchise fees for the Masters Inn hotels; and
- minority interest adjustment for the issuance of 863,611 common operating units of Supertel Limited Partnership for the purchase of the two hotels from BMI.

(Dollars in thousands, except per share data)

Note 3. Investments in Hotel Properties

Investments in hotel properties consisted of the following at December 31:

	2007	2006
Land	$ 48,874	$ 29,234
Acquired below market lease intangibles	2,057	1,865
Buildings and improvements	272,683	181,731
Furniture and equipment	49,894	40,951
Construction-in-progress	2,732	460
	376,240	254,241
Less accumulated depreciation	75,295	63,509
	$ 300,945	$ 190,732

(Dollars in thousands, except per share data)

Note 4. Long-Term Debt

Long-term debt consisted of the following notes and mortgages payable at December 31:

	2007	2006
Mortgage loan payable to Regions Bank, N.A., evidenced by a promissory note dated August 5, 1998, in the amount of $3 million. The note bears interest during a five-year period beginning August 2003 at 4.875% per annum and thereafter during the remaining term at a rate equal to 250 basis points over the index rate as defined in the promissory note. The interest rate will be adjusted every fifth anniversary. Monthly principal and interest payments are payable through maturity on August 5, 2018, at which point the remaining principal and accrued interest are due.	$2,053	$2,197
Mortgage loan payable to Susquehanna Bank, evidenced by a promissory note dated February 8, 1999, in the amount of approximately $5 million. The note bears interest at 7.75% per annum. Monthly principal and interest payments are payable through maturity on February 8, 2009, at which point the remaining principal and accrued interest are due.	$4,281	$4,398
Mortgage loan payable to Greenwich Capital Financial Products, Inc. ("Greenwich"), evidenced by a promissory note dated November 26, 2002, in the amount of $40 million. The note bears interest at 7.50% per annum. Monthly principal and interest payments are payable through maturity on December 1, 2012, at which point the remaining principal and accrued interest are due.	$35,009	$36,166
Mortgage loan payable to First National Bank of Omaha evidenced by a promissory note in the amount of $15 million dated October 20, 1999. The note bears interest at 8.4% per annum. Monthly principal and interest payments are payable through maturity on November 1, 2009, at which point the remaining principal and accrued interest are due.	$9,975	$10,657
Mortgage loans payable to First Citizens National Bank evidenced by promissory notes totaling approximately $1 million. The loan obligations were assumed on October 19, 2000 in conjunction with the acquisition of hotel assets. The sole remaining note bears interest at 6.54% per annum and adjust annually each November 1st. This rate is based on the then current 5 year CMT (Constant Maturity Treasury) plus a margin of 250 basis points. Principal and interest payments are due in monthly installments, with the note maturing on July 20, 2012.	$362	$411

(Dollars in thousands, except per share data)

Mortgage loans payable to Small Business Administration evidenced by promissory notes in the aggregate amounts of approximately $0.9 million. The loan obligations were assumed on October 23, 2000, October 19, 2000 and October 20, 2000, respectively, in conjunction with the acquisition of hotel assets. The notes bear interest at 8.12%, 8.95%, and 6.71% per annum, respectively. Principal and interest payments are due in monthly installments to January 1, 2017, December 11, 2011 and May 1, 2013, respectively. Two notes were paid off with the remaining maturity of May 1, 2013.	$131	$150
Loan payable to Village Bank formerly known as Southern Community Bank & Trust evidenced by a promissory note in the amount of $2.7 million dated November 1, 2004. The note bears interest at an interest rate of 7.57%, effective November 1, 2007. This is based on the three year Treasury Rate plus 3.75% and adjusted every 36 months over the remaining life of the loan. The loan will have a floor of 6.50% and a ceiling of 11.00%. Principal and interest payments are due in monthly installments to November 1, 2024.	$2,455	$2,533
Revolving credit facility from Great Western Bank evidenced by a promissory note dated January 13, 2005 for up to $22 million (with a step-down to $20 million as of February 1, 2006) bearing interest at the daily prime rate. Principal was due on January 13, 2007 and interest is payable monthly. On February 17, 2006, the Company entered into a First Amendment to Loan Agreement with Great Western Bank which extends (a) the maturity date of the Loan Agreement dated January 13, 2005 between the parties from January 13, 2007 to January 13, 2008 and (b) the date on which the loan limit of the Loan Agreement is reduced from $22 million to $20 million from February 1, 2006 to February 13, 2007. On February 22, 2007, Supertel Hospitality, Inc., entered into a Second Amendment to Loan Agreement with Great Western Bank which amends the Loan Agreement dated January 13, 2005 between the parties by: (a) increasing the loan limit from $20 million to $34 million; (b) increasing the loan to value ratio component of the borrowing base and related covenants from 60% to 65%; (c) decreasing the interest rate 75 basis points to prime minus .75%; and (d) extending the maturity date from January 13, 2008 to February 22, 2009.	$26,003	-
Revolving credit facility from Wells Fargo for up to $12 million from Wells Fargo evidenced by a promissory note dated September 28, 2007, consummated October 1, 2007 with a maturity of September 28, 2009. The loan bears interest at the rate of the single day LIBOR plus 1.75% or the company may elect to fix the interest rate at 1.75% over the one, three, six or twelve month LIBOR. The balance as of December 31, 2007 is as follows: $3.7 million, $3 million and $0.5 million with rates in effect as of December 31, 2007 of 6.19%, 6.25% and 6.38%, respectively, through December 2008.	$7,199	-

(Dollars in thousands, except per share data)

Mortgage loan payable to Citigroup Global Markets Realty Corp., evidenced by a promissory note dated November 7, 2005, in the amount of $14.8 million. The note bears interest at 5.97% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on November 11, 2015.	$14,285	$14,554
Mortgage loan payable to GE Capital Franchise Finance Corporation ("GE"), evidenced by a promissory note dated May 30, 2002 with an original principal amount of $6.8 million, assumed as of November 30, 2005 with a remaining principal amount of $6.1 million. The note bore interest at a variable rate of one-month LIBOR plus 3.32%, reset monthly, the rate as of December 31, 2006 was 8.67%. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on June 1, 2012. This was paid in full December 31, 2007 through a new note with GE.	-	$5,962
Mortgage loan payable to GE Capital Franchise Finance Corporation ("GECC"), evidenced by a promissory note dated December 31, 2007, in the amount of $7.9 million. The note bears interest at three-month LIBOR plus 2.00% (reset monthly). The rate as of December 31, 2007 was 7.13%. Monthly interest payments through February 1, 2010 and Commencing on March 1, 2010 until and including February 1, 2011, consecutive monthly installments of interest and principal equal to one-twelfth of one percent (1%) of the loan amount. The principal balance of the loan is due and payable on February 1, 2018.	$7,875	-
Revolving credit facility from BankFirst evidenced by a promissory note dated May 1, 2006 in the amount of $3 million with a maturity of May 1, 2007. This note was renewed with a maturity date of April 27, 2008. The variable interest rate is 0.25 below the New York Prime Rate.	$3,000	-
Mortgage loan payable to GE Capital Franchise Finance Corporation ("GECC"), evidenced by a promissory note dated August 18, 2006, in the amount of $17.9 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and can be converted to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. The rate as of December 31, 2007 was 6.83%. Interest payments in the first two years of the loan, monthly interest and principal (equal to one-twelfth of one percent of the loan amount) payments in the third year of the loan and monthly interest and principal (amortized over twenty years) payments in the fourth through tenth years of the loan. The principal balance of the loan is due and payable on September 1, 2016.	$17,850	$17,850

(Dollars in thousands, except per share data)

Mortgage loan payable to GE Capital Franchise Finance Corporation ("GECC"), evidenced by a promissory note dated January 5, 2007, in the amount of $15.6 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and can be converted to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. The rate as of December 31, 2007 was 6.83%. Interest payments in the first two years of the loan, monthly interest and principal (equal to one-twelfth of one percent of the loan amount) payments in the third year of the loan and monthly interest and principal (amortized over twenty years) payments in the fourth through tenth years of the loan. The principal balance of the loan is due and payable on February 1, 2017.	$15,600	-
Mortgage loan payable to GE Capital Franchise Finance Corporation ("GECC"), evidenced by a promissory note dated February 6, 2007, in the amount of $3.4 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and can be converted to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. The rate as of December 31, 2007 was 6.83%. Interest payments in the first two years of the loan, monthly interest and principal (equal to one-twelfth of one percent of the loan amount) payments in the third year of the loan and monthly interest and principal (amortized over twenty years) payments in the fourth through tenth years of the loan. The principal balance of the loan is due and payable on March 1, 2017.	$3,445	-
Mortgage loan payable to GE Capital Franchise Finance Corporation ("GECC"), evidenced by a promissory note dated May 16, 2007, in the amount of $27.8 million. The note bears interest at three-month LIBOR plus 1.70% (reset monthly) and can be converted to a fixed rate equal to the seven-year weekly U.S. dollar interest rate swap plus 1.98% between the seventh and thirty-sixth months of the loan. The rate as of December 31, 2007 was 6.83%. Interest payments in the first two years of the loan, monthly interest and principal (equal to one-twelfth of one percent of the loan amount) payments in the third year of the loan and monthly interest and principal (amortized over twenty years) payments in the fourth through tenth years of the loan. The principal balance of the loan is due and payable on June 1, 2017.	$27,755	-
Mortgage loan payable to GE Capital Franchise Finance Corporation ("GECC"), evidenced by a promissory note (Bridge Loan) dated May 16, 2007, in the amount of $8.5 million, originally maturing December 1, 2007. The note bears interest at three-month LIBOR plus 5.00% (reset monthly). The parties entered in a loan modification agreement dated as of December 1, 2007 pursuant to which the maturity date was extended to January 1, 2008. A second loan modification agreement was entered into January 1, 2008, which extended the maturity date to June 1, 2008. The variable rate margin was increased from 5.00% to 5.50% for the period from January 1, 2008 through March 31, 2008 and to 7.50% for the period from April 1, 2008 through June 1, 2008. The rate as of December 31, 2007 was 10.13%.	$8,540	-

(Dollars in thousands, except per share data)

Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $2.5 million, assumed as of April 4, 2007 with a remaining principal amount of $2.0 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$1,896	-
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $2.8 million, assumed as of April 4, 2007 with a remaining principal amount of $2.2 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$2,085	-
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $4.2 million, assumed as of April 4, 2007 with a remaining principal amount of $3.3 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$3,171	-
Mortgage loan payable to Wachovia Bank, evidenced by a promissory note dated February 4, 1998 with an original principal amount of $5.1 million, assumed as of April 4, 2007 with a remaining principal amount of $4.0 million. The note bears interest at 7.375% per annum. Principal and interest payments are due in monthly installments with the outstanding principal and interest payable in full on March 1, 2020.	$3,870	-
	$196,840	$94,878

The long-term debt is secured by 113 and 81 of the Company's hotel properties, for the years ended 2007 and 2006, respectively. The Company's debt agreements contain requirements as to the maintenance of minimum levels of debt service coverage and loan-to-value ratios and net worth, and place certain restrictions on distributions.

Aggregate annual principal payments for the next five years and thereafter are as follows:

(Dollars in thousands, except per share data)

2008	$	14,806
2009		49,706
2010		4,501
2011		5,205
2012		33,343
Thereafter		89,279
	$	196,840

At December 31, 2007 and 2006, the estimated fair values of long-term debt were approximately $198.3 million and $100.5 million, respectively. The fair values were estimated by discounting future cash payments to be made at rates that approximate rates currently offered for loans with similar maturities.

Note 5. Income Taxes

The RMA was included in the Tax Relief Extension Act of 1999, which was enacted into law on December 17, 1999. The RMA includes numerous amendments to the provisions governing the qualification and taxation of REITs, and these amendments were effective January 1, 2001. One of the principal provisions included in the Act provides for the creation of TRS. TRS are corporations that are permitted to engage in nonqualifying REIT activities. A REIT is permitted to own up to 100% of the voting stock in a TRS. Previously, a REIT could not own more than 10% of the voting stock of a corporation conducting nonqualifying activities. Relying on this legislation, in November 2001, the Company formed the TRS Lessee.

As a REIT, the Company generally will not be subject to corporate level Federal income tax on taxable income it distributes currently to stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property and to Federal income and excise taxes on its undistributed taxable income. In addition, taxable income of a TRS is subject to Federal, state and local income taxes.

In connection with the Company's election to be taxed as a REIT, it has also elected to be subject to the "built-in gain" rules on the assets formerly held by the old Supertel. Under these rules, taxes will be payable at the time and to the extent that the net unrealized gains on assets at the date of conversion to REIT status are recognized in taxable dispositions of such assets in the ten-year period following conversion.

At December 31, 2007, the income tax bases of the Company's assets and liabilities excluding those of TRS were approximately $284,492 and $193,099, respectively; December 31, 2006 were approximately $176,597 and $86,966, respectively.

The TRS net operating loss carryforward from December 31, 2007 as determined for Federal income tax purposes was approximately $2.7 million. The availability of such loss carryforward will begin to expire in 2023.

(Dollars in thousands, except per share data)

Income tax expense (benefit) for the years ended December 31, 2007, 2006 and 2005 consists of the following:

	2007			2006			2005		
	Federal	State	Total	Federal	State	Total	Federal	State	Total
Current	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Deferred	(251)	(53)	(304)	(88)	(19)	(107)	(26)	(5)	(31)
Total benefit	$ (251)	$ (53)	$ (304)	$ (88)	$ (19)	$ (107)	$ (26)	$ (5)	$ (31)

The actual income tax expense of the TRS for the years ended December 31, 2007, 2006 and 2005 differs from the "expected" income tax expense (computed by applying the appropriate U.S. Federal income tax rate of 34% to earnings before income taxes) as a result of the following:

	2007	2006	2005
Computed "expected" income tax benefit	$ (258)	$ (72)	$ (49)
State income taxes, net Federal income tax benefit	(36)	(13)	(3)
Other	(10)	(22)	21
	$ (304)	$ (107)	$ (31)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and the deferred tax liability at December 31, 2007, 2006 and 2005 follows:

	2007	2006	2005
Deferred Tax Assets:			
Expenses accrued for consolidated financial statement purposes, nondeductible for tax return purposes	$ 241	$ 144	$ 92
Net operating losses carried forward for federal income tax purposes	1,083	593	347
Total deferred tax assets	1,324	737	439
Deferred Liabilities:			
Tax depreciation in excess of book depreciation	1,327	1,044	853
Total deferred tax liabilities	1,327	1,044	853
Net deferred tax liabilities	$ 3	$ 307	$ 414

(Dollars in thousands, except per share data)

The TRS has estimated its income tax benefit using a combined federal and state rate of 40%. As of the year ended 2007, 2006 and 2005 the TRS had a deferred tax asset of $1.3 million, $0.7 million and $0.4 million, respectively, primarily due to current and past years' tax net operating losses. These loss carryforwards will expire in 2023. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset and has determined that no valuation allowance is required. Reversal of the deferred tax asset in the subsequent year cannot be reasonably estimated.

Income taxes are accounted for under the asset and liability method. The Company uses an estimate of its annual effective rate based on the facts and circumstances at the time while the actual effective rate is calculated at year-end. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no valuation allowance at December 31, 2007, 2006 or 2005.

Dividends Paid

Dividends paid were $.4625 per share during the year ended December 31, 2007; of which $0.197 represented ordinary income and $.266 represented nondividend distribution to shareholders. Dividends paid were $.365 per share during the year ended December 31, 2006; of which $0.219 represented ordinary income and $.146 represented nondividend distribution to shareholders. Dividends paid were $.24 per share of ordinary income during the year ended December 31, 2005.

Note 6. Commitments and Contingencies and Other Related Party Transactions

The hotel management agreement with Royco Hotels, the manager of 100 of the Company's hotels, was amended effective January 1, 2007. The amendment, among other things, provides for: (a) the amendment of the base management fee calculation so that the base management fee is reduced as a percentage of gross hotel revenue (ranging from 4.25% to 3.0%) as revenues increase above certain thresholds; (b) the automatic extension of the term of the management agreement for five years (unless Royco Hotels elects otherwise) in the event of a specified return on SHI's hotel investment for the four years ended December 31, 2010; (c) an increase in the termination fee payable to Royco Hotels under certain circumstances equal to the greater of (i) $3.6 million less an amount equal to $.1 million multiplied by the number of months after December 31, 2006 preceding the month of termination or (ii) 50% of the base management fee paid to Royco Hotels during the twelve months prior to notice of termination; and (d) the base compensation of Royco Hotels district managers to be included in the operating expenses paid by TRS Lessee.

On May 16, 2007, Supertel Limited Partnership acquired fifteen hotels which are operated under the Masters Inn name. In connection with the acquisition, TRS, the lessee of the fifteen hotels, entered into a management agreement with HLC Hotels, Inc. ("HLC"), an affiliate of the sellers of the hotels. The management agreement provides for HLC to operate and manage the fifteen hotels for a term of two years and receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels.

(Dollars in thousands, except per share data)

Royco Hotels and HLC, independent contractors, manage our hotels pursuant to hotel management agreements with TRS Lessee. The management agreements provide that the management companies have control of all operational aspects of the hotels, including employee-related matters. Royco Hotels and HLC must generally maintain each hotel in good repair and condition and make routine maintenance, repairs and minor alterations. Additionally, Royco Hotels and HLC must operate the hotels in accordance with third party franchise agreements that cover the hotels, which includes using franchisor sales and reservation systems as well as abiding by franchisors' marketing standards. Royco Hotels and HLC may not assign their management agreements without our consent.

The management agreements generally requires TRS Lessee to fund debt service, working capital needs, capital expenditures and to reimburse the management companies for all budgeted direct operating costs and expenses incurred in the operation of the hotels. TRS Lessee is responsible for obtaining and maintaining insurance policies with respect to the hotels.

Royco Management Agreement

Royco Hotels receives a monthly base management fee and an incentive management fee, if certain financial thresholds are met or exceeded. The management agreement, as amended effective January 1, 2007, provides for monthly base management fees as follows:

- 4.25% of gross hotel income for the month for up to the first $75 million of gross hotel income for a fiscal year;
- 4.00% of gross hotel income for the month for gross hotel income exceeding $75 million up to $100 million for a fiscal year; and
- 3.00% of gross hotel income for the month for gross hotel income exceeding $100 million for a fiscal year.

If annual net operating income exceeds 10% of our total investment in the hotels, then Royco Hotels receives an incentive management fee of 10% of the excess of net operating income up to the first $1 million, and 20% of excess net operating income above $1 million.

The management agreement expires on December 31, 2011 and, unless Royco Hotels elects not to extend the term, the term of the agreement will be extended to December 31, 2016 if (i) Royco Hotels achieves average annual net operating income of at least 10% of our total investment in the hotels during the four fiscal years ending December 1, 2011 and (ii) Royco Hotels does not default prior to December 31, 2011.

The management agreement may be terminated as follows:

- either party may terminate the management agreement if net operating income is not at least 8.5% of the Company's total investment in the hotels or if the Company undergo a change of control;
- the Company may terminate the agreement if Royco Hotels undergoes a change of control;

- the Company may terminate the agreement if tax laws change to allow a hotel REIT to self manage its properties; and

- by the non-defaulting party in the event of a default that has not been cured within the cure period.

If the Company terminates the management agreement because the Company undergoes a change of control, Royco Hotels undergoes a change of control due to the death of one of its principals, or due to a tax law change, then Royco Hotels will be entitled to a termination fee equal to the greater of (i) $3.6 million less an amount equal to $100 multiplied by the number of months after December 31, 2006 preceding the month of termination or (ii) 50% of the base management fee paid to Royco Hotels during the twelve months prior to notice of termination. Under certain circumstances, Royco Hotels will be entitled to a termination fee if the Company sells a hotel and does not acquire another hotel or replace the sold hotel within twelve months. The fee, if applicable, is equal to 50% of the base management fee paid with respect to the sold hotel during the prior twelve months.

The following are events of default under the management agreement:

- the failure of Royco Hotels to diligently and efficiently operate the hotels pursuant to the management agreement;

- the failure of either party to pay amounts due to the other party pursuant to the management agreement;

- certain bankruptcy, insolvency or receivership events with respect to either party;

- the failure of either party to perform any of their obligations under the management agreement;

- loss of the franchise license for a hotel because of Royco Hotels;

- failure by Royco Hotels to pay, when due, the accounts payable for the hotels for which we have previously reimbursed Royco Hotels; and

- any of the hotels fail two successive franchisor inspections if the deficiencies are within Royco Hotels's reasonable control.

With the exception of certain events of default as to which no grace period exists, if an event of default occurs and continues beyond the grace period set forth in the management agreement, the non-defaulting party has the option of terminating the agreement.

The management agreement provides that each party, subject to certain exceptions, indemnifies and holds harmless the other party against any liabilities stemming from certain negligent acts or omissions, breach of contract, willful misconduct or tortuous actions by the indemnifying party or any of its affiliates.

HLC Management Agreement

The hotel management agreement with HLC provides for HLC to operate and manage the fifteen Masters Inn hotels for a term of two years commencing May 16, 2007 and to receive management fees equal to 5.0% of the gross revenues derived from the operation of the hotels.

(Dollars in thousands, except per share data)

Other

In November 2004, the Company obtained a $2.7 million loan from Village Bank, formerly known as Southern Community Bank & Trust. George R. Whittemore, Director of the Company, is a member of the Board of Directors of Village Bank. Further information about the loan from Village Bank is presented in Note 4.

The Company assumed land lease agreements in conjunction with purchases of five hotels. One lease requires monthly payments of the greater of $2 or 5% of room revenue through November 2091. A second lease requires an annual payment of $35 through May 2025. A third lease requires monthly payments of $1 through 2017 with approximately $1 annual increase beginning January 1, 2018, with additional increases in 2033, 2043, 2053 and 2063. A fourth lease requires annual payments of $50, with increases in 2009 and 2014 with additional options. A fifth lease requires annual payments of $48, with additional increases in 2009, 2014 and 2019 with additional options. Land lease expense totaled approximately $186, $ 90 and $89 in 2007, 2006 and 2005, respectively, and is included in property operating expense.

As of December 31, 2007, the future minimum lease payments applicable to non-cancelable operating leases are as follows:

	Lease rents
2008	$ 170
2009	177
2010	178
2011	178
2012	177
Thereafter	4,728
	$ 5,608

The Company as of December 31, 2007 has agreements with six restaurants and two cell tower operators for leased space at our hotel locations. The restaurant leases have maturity dates ranging from 2011 to 2028 and the cell tower leases have maturity dates ranging from 2010 to 2011. Several of the restaurant leases have escalation clauses. Three of the escalations are based on percentages of gross sales and one is based on increases in the Consumer Price Index for all Urban Consumers. The restaurant and cell tower lease income totaled approximately $224, $68 and $67 in 2007, 2006 and 2005, respectively, and is included in room rentals and other hotel services.

As of December 31, 2007, the future minimum lease receipts from the non-cancellable restaurants and cell tower leases are as follows:

(Dollars in thousands, except per share data)

	Lease rents
2008	$ 207
2009	210
2010	205
2011	189
2012	151
Thereafter	1,106
	$ 2,068

Note 7. Common and Preferred Stock and Operating Partnership Units

The Company's common stock is duly authorized, full paid and non-assessable. At December 31, 2007 and 2006, members of the Board of Directors and executive officers owned approximately 15% and 16%, respectively, of the Company's outstanding common stock.

At December 31, 2007, 1,235,806 of SLP's common operating partnership units ("Common OP Units") and 195,610 of SLP's preferred operating partnership units ("Preferred OP Units") were outstanding. The combined redemption value for the Common OP Units and Preferred OP Units are $9,544 and $4,535 for 2007 and 2006, respectively. Each limited partner of SLP may, subject to certain limitations, require that SLP redeem all or a portion of his or her Common OP Units or Preferred OP Units, at any time after a specified period following the date the units were acquired, by delivering a redemption notice to SLP. When a limited partner tenders Common OP Units to SLP for redemption, the Company can, in its sole discretion, choose to purchase the units for either (1) a number of shares of Company common stock equal to the number of units redeemed (subject to certain adjustments) or (2) cash in an amount equal to the market value of the number of shares of Company common stock the limited partner would have received if the Company chose to purchase the units for common stock. The Preferred OP Units are convertible by the holders into Common OP Units on a one-for-one basis or may be redeemed for cash at $10 per unit until October 2009. The Preferred OP Units receive a preferred dividend distribution of $1.10 per preferred unit annually, payable on a monthly basis and do not participate in the allocations of profits and losses of SLP. During 2007 and 2006, no Common OP Units were redeemed for common shares of SHI and no Preferred OP Units were redeemed for cash or converted to common units. The Company has agreed to allow the redemption of the 127,439 Preferred OP Units at any time, subject to a 60-day notification period.

On December 30, 2005 the Company offered and sold 1,521,258 shares of 8% Series A Convertible Preferred Stock. The shares were sold for $10.00 per share and bear a liquidation preference of $10.00 per share. Underwriting and other costs of the offering totaled $1.2 million. The proceeds were used to reduce borrowings under the Company's revolving credit facility with Great Western Bank. At December 31, 2007 and 2006, 932,026 and 1,515,258 shares respectively, of Series A Convertible Preferred Stock remained outstanding.

(Dollars in thousands, except per share data)

Dividends on the Series A Convertible Preferred stock are cumulative and are payable monthly in arrears on the last day of each month, at the annual rate of 8% of the $10.00 liquidation preference per share, equivalent to a fixed annual amount of $.80 per share. Dividends on the Series A Convertible Preferred Stock accrue regardless of whether or not the Company has earnings, whether there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Unpaid dividends will accumulate and bear additional dividends at 8%, compounded monthly.

The Series A convertible preferred stock with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding up, ranks senior to all classes or series of the Company's common stock, senior or on parity with all other classes or series of preferred stock and junior to all of the Company's existing and future indebtedness. Upon liquidation all preferred stock will be entitled to $10.00 per share plus accrued but unpaid dividends. The Company will not pay any distributions, or set aside any funds for the payment of distributions, on its common shares unless it has also paid (or set aside for payment) the full cumulative distributions on the preferred shares for the current and all past dividend periods. The outstanding preferred shares do not have any maturity date, and are not subject to mandatory redemption.

Each share of Series A convertible preferred stock is convertible in whole or in part, at any time at the option of the holders thereof, into common stock at a conversion price of $5.66 per share of common stock (equivalent to a conversion rate of 1.77 shares of common stock for each share of Series A convertible preferred stock) subject to certain adjustments. The Company may not optionally redeem the Series A preferred shares prior to January 1, 2009, except in limited circumstances to preserve its status as a REIT.

The conversion rights of the holders of the Series A convertible preferred stock are subject to cancellation on or after December 31, 2008 if the closing price of the Company common stock on the Nasdaq Global Market exceeds $7.36 for at least 20 trading days within any period of 30 consecutive trading days. The Company will issue a conversion cancellation notice to holder of the Series A convertible preferred stock specifying the date the conversion rights will be deemed cancelled if the holder chooses to exercise this option. In the event the Company issues a conversion cancellation notice, the Series A convertible preferred stock will be redeemable on or after January 1, 2009 for cash, at the Company's option, in whole or from time to time in part, at $10.00 per share, plus accrued and unpaid dividends to the redemption date. Otherwise the Series A convertible preferred stock will be redeemable for cash, at the Company's option in whole or from time to time in part, at:

$10.80 per share on or after January 1, 2009
$10.40 per share on or after January 1, 2010; and
$10.00 per share on or after January 1, 2011,

plus accrued and unpaid dividends to the redemption date.

On December 30, 2005, the Company issued warrants to Anderson & Strudwick Incorporated, the selling agent for the Company in its public offering of the Series A Preferred Stock, to purchase 126,311 shares of Series A convertible preferred stock. The warrants were exercisable until December 31, 2010 at $12.00 per share of Series A convertible preferred stock. The warrants could not be sold, transferred, pledged, assigned or hypothecated for a period of one year after their issuance, except to officers of the selling agent. During 2007 the warrants were fully exercised.

Note 8. Stock-Based Compensation

Upon initial issuance of stock options on May 25, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), "Share-Based Payments," which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values.

Options

The Company has a 2006 Stock Plan (the "Plan") which has been approved by the Company's shareholders. The Plan authorized the grant of stock options, stock appreciation rights, restricted stock and stock bonuses for up to 200,000 shares of common stock.

As of December 31, 2007, 165,000 stock options have been awarded under the Plan. The 65,000 and 100,000 options have an exercise price of $7.55 and $5.89, respectively, which is equal to the average of the high and low sales price of the stock as reported on the National Association of Securities Dealers Automated Quotation system (NASDAQ) on the grant date of May 24, 2007 and May 25, 2006, respectively. The 65,000 vested on December 31, 2007 with an expiration date of May 24, 2011 and the 100,000 options vested on December 31, 2006 with an expiration date of May 25, 2010. A total of 165,000 shares of common stock have been reserved for issuance pursuant to the Plan with respect to the granted options.

The Company records compensation expense for stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model. The Company uses historical data among other factors to estimate the expected price volatility, the expected option life, the dividend rate and expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield in effect at the time of grant for the estimated life of the option. The following table summarizes the estimates used in the Black-Scholes option-pricing model related to the 2007 and 2006 grants:

	Grant Date	
	05/24/07	05/25/06
Volatility	20.00%	22.00%
Expected dividend yield	5.90%	6.20%
Expected term (in years)	3.94	3.92
Risk free interest rate	4.80%	4.82%

The following table summarizes the Company's activities with respect to its stock options for the year ended December 31, 2007 as follows (in thousands, except per share and share data):

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

	Shares	Weighted-Average Exercise Price	Aggregate Fair Value
Outstanding at December 31, 2006	100,000	$ 5.89	$ 69
Granted	65,000	7.55	54
Exercised	2,857	5.89	2
Forfeited or expired	-	-	-
Outstanding at December 31, 2007	162,143	$ 6.56	$ 121
Exercisable at December 31, 2007	162,143	$ 6.56	$ 121

Share-Based Compensation Expense

The expense recognized in the consolidated financial statements for the share-based compensation related to employees and directors for the years ended December 31, 2007 and 2006 was $54 and $69, respectively

(Dollars in thousands, except per share data)

Note 9. Supplementary Data

The following table presents our unaudited quarterly results of operations:

	Quarters Ended (unaudited)				
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	YTD 2007
2007					
Revenues	$ 19,348	$ 30,820	$ 34,057	$ 27,406	$ 111,631
Expenses	20,283	27,919	31,094	28,384	107,680
Earnings (loss) before net losses on disposition of assets, other income, minority interest and income tax expense (benefit)	(935)	2,901	2,963	(978)	3,951
Net losses on dispositions of assets	-	-	(13)	(4)	(17)
Other income	35	42	38	62	177
Minority interest	(43)	(99)	(167)	(28)	(337)
Earnings (loss) from continuing operations before income taxes	(943)	2,844	2,821	(948)	3,774
Income tax expense (benefit)	(550)	438	341	(533)	(304)
Net earnings (loss)	(393)	2,406	2,480	(415)	4,078
Preferred stock dividend	(290)	(248)	(211)	(199)	(948)
Net earnings (loss) available to common shareholders	$ (683)	$ 2,158	$ 2,269	$ (614)	3,130
Net earnings (loss) per common share - basic *	$ (0.03)	$ 0.11	$ 0.11	$ (0.03)	$ 0.15
Net earnings (loss) per common share - diluted *	$ (0.03)	$ 0.11	$ 0.11	$ (0.03)	$ 0.15

*Quarterly EPS data does not add to total year, due to rounding

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

	Quarters Ended (unaudited)				
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	YTD 2006
2006					
Revenues	$ 15,690	$ 20,118	$ 22,441	$ 18,885	$ 77,134
Expenses	16,187	18,122	19,858	19,201	73,368
Earnings (loss) before net gains (losses) on disposition of assets, other income, minority interest and income tax expense (benefit)	(497)	1,996	2,583	(316)	3,766
Net gains (losses) on dispositions of assets	(4)	(1)	(1)	3	(3)
Other income	30	31	47	77	185
Minority interest	(48)	(103)	(122)	(61)	(334)
Earnings (loss) from continuing operations before income taxes	(519)	1,923	2,507	(297)	3,614
Income tax expense (benefit)	(324)	317	268	(368)	(107)
Net earnings (loss)	(195)	1,606	2,239	71	3,721
Preferred stock dividend	(304)	(305)	(304)	(302)	(1,215)
Net earnings (loss) available to common shareholders	$ (499)	$ 1,301	$ 1,935	$ (231)	2,506
Net earnings (loss) per common share - basic *	$ (0.04)	$ 0.11	$ 0.16	$ (0.02)	$ 0.20
Net earnings (loss) per common share - diluted	$ (0.04)	$ 0.11	$ 0.15	$ (0.02)	$ 0.20

*Quarterly EPS data does not add to total year, due to rounding

Note 10. Subsequent Events

On January 2, 2008, the Company acquired ten hotels, located in Kentucky (7), South Dakota (2) and Wisconsin with 736 rooms. The acquisitions were funded by new borrowings and existing credit facilities.

A dividend was declared by the Board of Directors for the first quarter of 2008 for $.1275, payable April 30, 2008 to shareholders of record on March 31, 2008

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2007

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2007			
Hotel and Location	Encum-brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Comfort Inn									
Minocqua, Wisconsin	GWB	$ 214,505	$ 1,458,389	$ -	326,448	$ 214,505	$ 1,784,837	$ (754,420)	$ 1,244,922
Sheboygan, Wisconsin	GWB	286,970	1,716,782	-	318,853	286,970	2,035,635	(879,888)	1,442,717
Chambersburg, Pennsylvania	GRW	89,000	2,346,362	-	228,700	89,000	2,575,062	(774,952)	1,889,110
Culpeper, Virginia	GRW	182,264	2,142,652	-	520,344	182,264	2,662,996	(809,092)	2,036,168
Dahlgren, Virginia	VB	327,514	2,489,390	-	342,041	327,514	2,831,431	(1,065,009)	2,093,936
Dublin, Virginia	VB	152,239	3,700,710	-	958,504	152,239	4,659,214	(1,814,346)	2,997,107
Farmville, Virginia	GRW	253,618	2,162,087	-	553,662	253,618	2,715,749	(1,006,871)	1,962,496
Gettysburg, Pennsylvania	SUS	-	4,158,453	-	250,606	-	4,409,059	(1,337,678)	3,071,381
Morgantown, West Virginia	GRW	398,322	3,853,651	-	764,865	398,322	4,618,516	(1,683,836)	3,333,002
New Castle, Pennsylvania	GRW	56,648	4,101,254	-	550,513	56,648	4,651,767	(1,444,812)	3,263,603
Princeton, West Virginia	GRW	387,567	1,774,501	-	625,371	387,567	2,399,872	(943,362)	1,844,077
Rocky Mount, Virginia	GRW	193,841	2,162,429	-	109,921	193,841	2,272,350	(769,589)	1,696,602
Solomons, Maryland	GRW	2,303,990	2,988,255	-	1,829,708	2,303,990	4,817,963	(2,081,624)	5,040,329
Erlanger, Kentucky	GWB	750,000	2,822,201	-	505,696	750,000	3,327,897	(322,954)	3,754,943
Fayetteville, North Carolina	CITI	725,000	3,910,514	-	249,279	725,000	4,159,793	(442,233)	4,442,560
Fayetteville Car Wash, North Carolina	CITI	-	164,128	-	1,387	-	165,515	(26,448)	139,067
Ellsworth, Maine	GE MOA	347,000	2,210,109	-	46,271	347,000	2,256,380	(78,423)	2,524,957
Alexandria, Virginia	WA BMI	2,500,000	9,373,060	-	136,917	2,500,000	9,509,977	(193,676)	11,816,301
Super 8									
Creston, Iowa	GRW	56,000	840,580	89,607	2,237,371	145,607	3,077,951	(1,537,856)	1,685,702
Columbus, Nebraska	GWB	51,716	571,178	51,666	693,665	103,382	1,264,843	(802,678)	565,547
O'Neill, Nebraska	GRW	75,000	667,074	46,075	1,058,736	121,075	1,725,810	(896,806)	950,079
Omaha, Nebraska	FNB	164,034	1,053,620	-	1,204,431	164,034	2,258,051	(1,508,949)	913,136
Lincoln, Nebraska (West "O")	GWB	139,603	1,234,988	63,153	879,418	202,756	2,114,406	(1,280,547)	1,036,615
Lincoln, Nebraska (Cornhusker)	GWB	226,174	1,068,520	271,817	1,769,178	497,991	2,837,698	(1,568,133)	1,767,556
Keokuk, Iowa	GRW	55,000	642,783	71,175	611,168	126,175	1,253,951	(777,081)	603,045
Iowa City, Iowa	GRW	227,290	1,280,365	-	571,588	227,290	1,851,953	(1,177,034)	902,209
Omaha, Nebraska (Ak-sar-ben)	GWB	203,453	1,054,497	-	292,980	203,453	1,347,477	(839,582)	711,348
Kirksville, Missouri	GWB	151,225	830,457	-	266,935	151,225	1,097,392	(694,940)	553,677
Burlington, Iowa	GRW	145,000	867,116	-	331,681	145,000	1,198,797	(739,989)	603,808
Sedalia, Missouri	GWB	185,025	917,809	-	621,669	185,025	1,539,478	(883,850)	840,653
Hays, Kansas	FNB	317,762	1,133,765	19,519	364,092	337,281	1,497,857	(937,732)	897,406
Moberly, Missouri	GWB	60,000	1,075,235	-	315,862	60,000	1,391,097	(874,199)	576,898
Pittsburg, Kansas	GRW	130,000	852,131	-	277,815	130,000	1,129,946	(687,574)	572,372
Manhattan, Kansas	FNB	261,646	1,254,175	(10,000)	493,989	251,646	1,748,164	(999,246)	1,000,564
Clinton, Iowa	GRW	135,153	805,067	(46,089)	300,170	89,064	1,105,237	(671,792)	522,509

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2007

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2007			
Hotel and Location	Encum-brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Mt. Pleasant, Iowa	GRW	85,745	536,064	21,507	494,247	107,252	1,030,311	(619,561)	518,002
Wichita, Kansas	FNB	435,087	1,806,979	-	685,476	435,087	2,492,455	(1,466,531)	1,461,011
Kingdom City, Missouri	FNB	176,970	877,287	-	305,416	176,970	1,182,703	(665,061)	694,612
Lenexa, Kansas	GWB	454,113	1,722,866	-	414,279	454,113	2,137,145	(1,291,363)	1,299,895
Pella, Iowa	GRW	61,853	664,610	-	143,936	61,853	808,546	(481,768)	388,631
Storm Lake, Iowa	GRW	90,033	819,202	33,394	550,316	123,427	1,369,518	(683,819)	809,126
West Plains, Missouri	GWB	112,279	861,178	-	160,630	112,279	1,021,808	(570,024)	564,063
Jefferson City, Missouri	GWB	264,707	1,206,886	-	299,989	264,707	1,506,875	(872,082)	899,500
El Dorado, Kansas	FNB	96,764	418,333	467	585,611	97,231	1,003,944	(522,778)	578,397
Wayne, Nebraska	FNB	79,127	685,135	-	155,491	79,127	840,626	(441,076)	478,677
Batesville, Arkansas	GWB	81,483	811,371	-	167,772	81,483	979,143	(484,898)	575,728
Fayetteville, Arkansas	GWB	255,731	1,549,271	-	244,925	255,731	1,794,196	(878,747)	1,171,180
Omaha, Nebraska (West Dodge)	GWB	593,518	1,758,275	-	320,213	593,518	2,078,488	(967,161)	1,704,845
Watertown, South Dakota	FNB	51,237	1,296,312	-	521,428	51,237	1,817,740	(803,943)	1,065,034
Norfolk, Nebraska	GRW	226,971	1,587,581	-	474,353	226,971	2,061,934	(851,960)	1,436,945
Park City, Kansas	FNB	275,962	891,933	-	469,039	275,962	1,360,972	(658,199)	978,735
Muscatine, Iowa	GWB	204,890	1,616,090	-	295,515	204,890	1,911,605	(808,303)	1,308,192
Fort Madison, Iowa	GWB	104,855	871,075	-	229,278	104,855	1,100,353	(465,853)	739,355
Parsons, Kansas	FNB	167,849	1,195,484	-	204,272	167,849	1,399,756	(545,539)	1,022,066
Portage, Wisconsin	GRW	203,032	1,839,321	-	262,712	203,032	2,102,033	(793,779)	1,511,286
Antigo, Wisconsin	GWB	234,605	1,485,579	-	257,609	234,605	1,743,188	(721,732)	1,256,061
Shawano, Wisconsin	GRW	244,935	1,672,123	-	225,839	244,935	1,897,962	(768,541)	1,374,356
Tomah, Wisconsin	GWB	211,975	2,079,714	(59,834)	341,020	152,141	2,420,734	(925,382)	1,647,493
Menomonie, Wisconsin	GRW	451,520	2,398,446	-	295,685	451,520	2,694,131	(909,531)	2,236,120
Neosho, Missouri	WF	232,000	1,416,216	-	214,706	232,000	1,630,922	(567,074)	1,295,848
Anamosa, Iowa	SBA	49,981	1,150,688	-	136,206	49,981	1,286,894	(372,592)	964,283
Charles City, Iowa	FCNB	95,363	1,543,872	-	137,178	95,363	1,681,050	(518,664)	1,257,749
Clarinda, Iowa	GWB	75,000	1,276,923	-	62,055	75,000	1,338,978	(103,769)	1,310,209
Billings, Montana	GE MOA	518,000	4,807,220	-	57,586	518,000	4,864,806	(153,524)	5,229,282
Boise, Idaho	GE MOA	612,000	5,709,976	-	49,194	612,000	5,759,170	(171,439)	6,199,731
Columbus, Georgia	GE MOA	441,000	4,173,299	-	117,355	441,000	4,290,654	(129,569)	4,602,085
Terre Haute, Indiana	GE MOA	547,000	4,976,600	-	152,442	547,000	5,129,042	(167,555)	5,508,487
Sleep Inn									
Omaha, Nebraska	WF	400,000	3,275,773	-	247,430	400,000	3,523,203	(365,323)	3,557,880

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2007

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2007			
Hotel and Location	Encum-brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Holiday Inn Express									
Gettysburg, Pennsylvania	SUS	59,634	1,832,171	-	343,207	59,634	2,175,378	(766,591)	1,468,421
Harlan, Kentucky	GRW	-	2,949,276	-	650,528	-	3,599,804	(1,236,152)	2,363,652
Danville, Kentucky	GRW	155,717	2,971,403	-	568,097	155,717	3,539,500	(1,217,975)	2,477,242
Hampton Inn									
Cleveland, Tennessee	GRW	212,914	2,370,499	-	892,320	212,914	3,262,819	(1,046,414)	2,429,319
Shelby, North Carolina	GRW	253,921	2,782,042	-	943,150	253,921	3,725,192	(1,333,711)	2,645,402
Brandon, Florida	REG	322,203	3,150,779	-	537,681	322,203	3,688,460	(1,205,564)	2,805,099
Comfort Suites									
Dover, Delaware	GRW	337,113	5,179,187	-	41,602	337,113	5,220,789	(1,646,264)	3,911,638
Ft. Wayne, Indiana	CITI	1,200,000	4,803,605	-	480,829	1,200,000	5,284,434	(676,982)	5,807,452
Lafayette, Indiana	CITI	850,000	3,473,808	-	90,668	850,000	3,564,476	(369,511)	4,044,965
Marion, Indiana	CITI	430,000	1,945,383	-	247,670	430,000	2,193,053	(313,958)	2,309,095
South Bend, Indiana	GE SB	500,000	11,512,314	-	175,643	500,000	11,687,957	(979,069)	11,208,888
Warsaw, Indiana	CITI	650,000	2,500,570	-	160,857	650,000	2,661,427	(315,698)	2,995,729
Ramada									
Ellenton, Florida	GRW	546,945	2,293,464	-	833,829	546,945	3,127,293	(1,252,073)	2,422,165
Guest House Inn									
Ellenton, Florida	GRW	290,373	2,102,371	-	219,756	290,373	2,322,127	(676,596)	1,935,904
Tara Inn & Suites									
Tara Inn	GWB	685,000	5,357,276	-	22,839	685,000	5,380,115	(164,180)	5,900,935
Days Inn									
Farmville, Virginia	GRW	384,591	1,967,727	-	320,715	384,591	2,288,442	(755,087)	1,917,946
Alexandria, Virginia	WA BMI	2,500,000	6,544,271	-	101,357	2,500,000	6,645,628	(142,262)	9,003,366
Fredericksburg South, Virginia	WA BMI	1,510,000	1,786,979	-	25,234	1,510,000	1,812,213	(45,630)	3,276,583
Shreveport, Louisiana	WA BMI	1,250,000	2,964,484	-	912,967	1,250,000	3,877,451	(80,307)	5,047,144
Bossier City, Louisiana	NON	1,025,000	5,117,686	-	850,920	1,025,000	5,968,606	(119,367)	6,874,239
Fredericksburg North, Virginia	NON	650,000	3,142,312	-	13,452	650,000	3,155,764	(67,408)	3,738,356

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2007

		Initial Cost		Costs Subsequent to Acquisition		Gross Amount at December 31, 2007			
Hotel and Location	Encum-brance	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Accumulated Depreciation	Net Book Value
Extended Stay									
Atlanta, Georgia	GE PINE *	1,865,000	3,997,960	-	54,863	1,865,000	4,052,823	(209,641)	5,708,182
Augusta, Georgia	GE SS	750,000	3,816,246	-	54,359	750,000	3,870,605	(181,425)	4,439,180
Chamblee, Georgia	GE SS	1,650,000	3,563,648	-	50,046	1,650,000	3,613,694	(204,139)	5,059,555
Greenville, South Carolina	GE SS	550,000	3,408,375	-	25,906	550,000	3,434,281	(165,620)	3,818,661
Jonesboro, Georgia	GE SS	875,000	2,978,463	-	79,376	875,000	3,057,839	(136,306)	3,796,533
Savannah, Georgia	GE SS	1,250,000	4,052,678	-	36,687	1,250,000	4,089,365	(179,763)	5,159,602
Stone Mountain, Georgia	GE SS	725,000	3,840,600	-	36,221	725,000	3,876,821	(197,394)	4,404,427
Supertel Inn									
Jane, Missouri	WF	680,000	1,571,500	-	11,658	680,000	1,583,158	(82,370)	2,180,788
Neosho, Missouri	WF	180,000	1,835,800	-	13,131	180,000	1,848,931	(81,784)	1,947,147
Jackson, Tennessee	GRW	261,506	3,430,541	-	553,434	261,506	3,983,975	(1,841,007)	2,404,474
Key Largo, Florida	GRW	339,425	3,238,530	-	863,095	339,425	4,101,625	(1,266,619)	3,174,431
Creston, Iowa	GWB	234,866	2,708,224	-	1,592	234,866	2,709,816	(200,217)	2,744,465
Masters									
Augusta, Georgia	GE Masters	350,000	1,067,896	-	25,505	350,000	1,093,401	(35,476)	1,407,925
Columbia-I26, South Carolina	GE Masters	450,000	1,395,861	-	31,572	450,000	1,427,433	(39,675)	1,837,758
Columbia-Knox Abbot Dr, South Carolina	GE Masters		1,474,612	-	37,289		1,511,901	(56,096)	1,455,805
Charleston North, South Carolina	GE Masters	700,000	2,895,079	-	27,369	700,000	2,922,448	(67,140)	3,555,308
Doraville, Georgia	GE Masters	420,000	1,523,435	-	31,137	420,000	1,554,572	(37,864)	1,936,708
Garden City, Georgia	GE Masters	570,000	2,443,603	-	38,077	570,000	2,481,680	(57,116)	2,994,564
Kissimme-East, Florida	GE Masters	590,000	1,146,753	-	32,071	590,000	1,178,824	(47,707)	1,721,117
Kissimmee-Main Gate, Florida	GE Masters	410,000	1,046,601	-	26,865	410,000	1,073,466	(34,368)	1,449,098
Marietta, Georgia	GE Masters	400,000	1,836,260	-	51,946	400,000	1,888,206	(43,235)	2,244,971
Mt Pleasant, South Carolina	GE Masters	725,000	5,112,136	-	25,997	725,000	5,138,133	(94,878)	5,768,255
Orlando Inlt Drive, Florida	GE Masters	610,000	2,988,230	-	34,371	610,000	3,022,601	(64,092)	3,568,509
Tampa East, Florida	GE Masters	192,416	3,413,132	-	22,231	192,416	3,435,363	(73,587)	3,554,192
Tampa Fairgrounds, Florida	GE Masters	580,000	3,018,614	-	26,456	580,000	3,045,070	(65,095)	3,559,975
Tucker, Georgia	GE Masters	510,000	2,699,751	-	38,995	510,000	2,738,746	(57,648)	3,191,098
Tuscaloosa Alabama	GE Masters	740,000	4,025,844	-	43,892	740,000	4,069,736	(85,274)	4,724,462
Subtotal Hotel Properties		50,309,768	279,943,948	552,457	40,596,499	50,862,225	320,540,447	(74,070,676)	297,331,996
Construction in Progress		-	-	-	2,732,007	-	2,732,007	-	2,732,007
Office building	BF	68,765	1,516,627	-	519,709	68,765	2,036,336	(1,224,377)	880,724
Total		$ 50,378,533	$ 281,460,575	$ 552,457	$ 43,848,215	$ 50,930,990	$ 325,308,790	$ (75,295,053)	$ 300,944,727

* Atlanta Land includes value of land lease

Supertel Hospitality, Inc. and Subsidiaries
SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
As of December 31, 2007

Encumbrance codes refer to the following lenders:

GRW	Greenwich Capital Loan	FNB	First National Bank of Omaha
REG	Regions Bank (FL)	SUS	Susquehanna Bank
GWB	Great Western Bank	FCNB	First Citizens National Bank
VB	Village Bank	SBA	Small Business Administration
NON	Unencumbered	CITI	Citigroup Global Markets Realty
GE SB	GE Capital Franchise Finance	WF	Wells Fargo Bank
GE SS	GE Capital Corporation	WA BMI	Wachovia
GE Pine	GE Capital Corporation	GE MOA	GE Capital Corporation
GE Masters	GE Capital Corporation	BF	Bank First

Supertel Hospitality, Inc. and Subsidiaries
NOTES TO SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2007

	ASSET BASIS		Total
(a)	**Balance at December 31, 2004**	$	163,890,605
	Additions to buildings and improvements		42,083,569
	Disposition of buildings and improvements		(804,724)
	Impairment loss		-
	Balance at December 31, 2005	$	205,169,450
	Additions to buildings and improvements		49,638,065
	Disposition of buildings and improvements		(566,515)
	Impairment loss		-
	Balance at December 31, 2006	$	254,241,000
	Additions to buildings and improvements	$	122,445,987
	Disposition of buildings and improvements		(447,207)
	Impairment loss		-
	Balance at December 31, 2007	$	376,239,780

	ACCUMULATED DEPRECIATION		Total
(b)	**Balance at December 31, 2004**	$	49,345,582
	Depreciation for the period ended December 31, 2005		6,850,711
	Depreciation on assets sold or disposed		(796,909)
	Balance at December 31, 2005	$	55,399,384
	Depreciation for the period ended December 31, 2006		8,667,617
	Depreciation on assets sold or disposed		(558,284)
	Balance at December 31, 2006	$	63,508,717
	Depreciation for the period ended December 31, 2007		12,204,660
	Depreciation on assets sold or disposed		(418,324)
	Balance at December 31, 2007	$	75,295,053

(c) The aggregate cost of land, buildings, furniture and equipment for Federal income tax purposes is approximately $373 million.

(d) Depreciation is computed based upon the following useful lives:

Buildings and improvements	15 - 40 years
Furniture and equipment	3 - 12 years

(e) The Company has mortgages payable on the properties as noted. Additional mortgage information can be found in note 4 to the consolidated financial statements.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation was performed under the supervision of management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15 of the rules promulgated under the Securities and Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports the Company files or submits under the Securities Exchange Act of 1934 was (1) accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures and (2) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. No changes in the Company's internal controls over financial reporting occurred during the last fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Securities Exchange Act Rule 13a-15(f). The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's internal control over financial reporting. The Company's management used the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) to perform this evaluation. Based on that evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, a copy of which is included in this Annual Report on Form 10-K.

Supertel Hospitality, Inc. acquired 15 Masters Inn hotels during 2007, and management excluded from its assessment of the effectiveness of Supertel Hospitality, Inc.'s internal control over financial reporting as of December 31, 2007, the Masters Inn's internal control over financial reporting associated with total assets of $43.4 million and total revenues of $9.9 million included in the consolidated financial statements of Supertel Hospitality, Inc. and subsidiaries as of and for the year ended December 31, 2007. The exclusion is primarily due to the timing of the acquisition (mid-second quarter 2007). In addition, these hotels are managed by HLC, a hotel management company other than the Company's primary operator, Royco Hotels.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Supertel Hospitality, Inc.:

We have audited Supertel Hospitality, Inc.'s (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Supertel Hospitality, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Supertel Hospitality, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Supertel Hospitality, Inc. acquired 15 Masters Inn hotels during 2007, and management excluded from its assessment of the effectiveness of Supertel Hospitality, Inc.'s internal control over financial reporting as of December 31, 2007, Masters Inn's internal control over financial reporting associated with total assets of $43.4 million and total revenues of $9.9 million included in the consolidated financial statements of Supertel Hospitality, Inc. and subsidiaries as of and for the year ended December 31, 2007. Our audit of internal control over financial reporting of Supertel Hospitality, Inc. also excluded an evaluation of the internal control over financial reporting of the 15 Masters Inn hotels.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Supertel Hospitality, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 12, 2008 expressed an unqualified opinion on those consolidated financial statements.

Omaha, Nebraska
March 12, 2008

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers

The Company's articles of incorporation provide that the board of directors can set the number of directors, but also provide that the board of directors must have no less than three nor more than nine directors. The board of directors has set the number of directors to serve at eight. The eight directors were elected at the annual meeting of shareholders on May 24, 2007 and will serve a term expiring at the next annual meeting or until a successor is elected.

The following table sets forth information concerning the Company's directors and executive officers:

Name	Age	Position
Paul J. Schulte	74	Chairman of the Board, President and Chief Executive Officer
Donavon A. Heimes	63	Chief Financial Officer, Treasurer and Secretary
George R. Whittemore	58	Director
Steve H. Borgmann	62	Director
Jeffrey M. Zwerdling, Esq.	63	Director
Loren Steele	67	Director
Joseph Caggiano	82	Director
Allen L. Dayton	59	Director
Patrick J. Jung	60	Director

The following are biographical summaries of the experience of our directors and executive officers.

Executive Officers

Paul J. Schulte, *Chairman of the Board, Director, President and Chief Executive Officer.* Mr. Schulte became President and Chief Executive Officer effective August 15, 2004. Mr. Schulte joined the Company's Board in October 1999, upon acquisition by the Company of the former Supertel Hospitality, Inc. Prior to the acquisition, he was a founder and had been Chairman of the Board, Director, President and Chief Executive Officer of the former Supertel, which was involved in acquiring, developing, owning, managing and operating limited service hotels.

Donavon A. Heimes, *Chief Financial Officer, Treasurer and Secretary.* Mr. Heimes joined the Company as Chief Financial Officer August 15, 2004. Mr. Heimes previously served as a Managing Director of Corporate Finance Associates, a Colorado based merger/acquisition and financial consulting firm since 1997. Mr. Heimes also has had 10 years of accounting and auditing experience with KPMG and over 17 years experience serving as Chief Financial Officer, President and Chief Operating Officer of a privately held company involved in construction, construction materials, heavy equipment manufacturing and real estate development. Mr. Heimes is a CPA, and is a graduate of The University of Nebraska at Omaha and received his MBA from Creighton University.

Directors

George R. Whittemore, *Director.* Mr. Whittemore has served as a director of the Company since November 1994. Mr. Whittemore retired, served as President and Chief Executive Officer of the Company until August 15, 2004. Mr. Whittemore served as Senior Vice President and director of both Anderson & Strudwick, Incorporated, a brokerage firm based in Richmond, Virginia, and Anderson & Strudwick Investment Corporation, from October 1996 until October 2001. Anderson & Strudwick has served as an underwriter for Company public stock offerings. He served as a director and the President and Managing Officer of Pioneer Federal Savings Bank and its parent, Pioneer Financial Corporation, from September 1982 until August 1994, when these institutions were acquired by a merger with Signet Banking Corporation (now Wachovia Corporation). Mr. Whittemore was appointed President of Mills Value Adviser, Inc., a registered investment advisor, in April 1996. Mr. Whittemore is currently a director of Village Bank & Trust in Richmond, Virginia. He is also a director of Prime Group Realty Trust and Lightstone Value Plus Real Estate Investment Trust, Inc. Mr. Whittemore is a graduate of the University of Richmond.

Steve H. Borgmann, *Director.* Mr. Borgmann joined the Company's Board in October 1999, and since the merger between the former Supertel and the Company he has been engaged in developing and owning apartment buildings. Mr. Borgmann was a founder, director and the Executive Vice President of former Supertel. Prior to the merger, Mr. Borgmann had been involved in acquiring, developing, owning, managing and operating limited service hotels for the former Supertel or its predecessors since 1978. Mr. Borgmann is a graduate of the University of Nebraska - Lincoln.

Jeffrey M. Zwerdling, Esq., *Director.* Mr. Zwerdling has served as a director of the Company since November 1996. Mr. Zwerdling, is Managing Partner at the law firm of Zwerdling, Oppleman & Adams in Richmond, Virginia since June 1972. Mr. Zwerdling is a general practice attorney with an emphasis in commercial real estate, corporate law and general litigation. He is currently President and a director of The Corporate Center, owner of a 225,000 square foot office park complex located in Richmond, Virginia. Mr. Zwerdling is a graduate of Virginia Commonwealth University (B.S.) and William & Mary Law School (J.D.).

Loren Steele, *Director.* Mr. Steele joined the Company's Board in October 1999, upon the merger between the former Supertel and the Company. Mr. Steele is Vice Chairman and Chief Executive Officer of The Rivett Group, L.L.C., an owner and operator of motel properties based out of Aberdeen, South Dakota. He is past Chairman of the International Franchise Association. From May 1993 to January 1994, he served as an executive officer of The Rivett Group. From October 1988 through April 1993, Mr. Steele was Vice Chairman and Chief Executive Officer of Super 8 Enterprises Motel System, Inc. prior to its acquisition by Cendant Corporation. He served as a director of the former Supertel from February 1994 to October 1999.

Joseph Caggiano, *Director.* Mr. Caggiano joined the Company's Board in October 1999, upon the merger between the former Supertel and the Company. Mr. Caggiano retired, served as Vice Chairman Emeritus of Bozell, Jacobs, Kenyon & Eckhardt, Inc., an advertising and public relations firm, from 1991 through December 1998. From 1974 to 1991, Mr. Caggiano served as Chief Financial Officer and Vice Chairman of the Board of Bozell & Jacobs, an advertising and public relations firm. Mr. Caggiano served as a director of the former Supertel from February 1994 to October 1999. Mr. Caggiano is a graduate of Pace University, New York, New York, with a BBA in accountancy practice.

Allen L. Dayton, *Director.* Mr. Dayton joined the Company's Board in May 2003, upon election by the Company's shareholders. Mr. Dayton has been Chairman of the Board of Video Service of America since 1977 and Southern Improvement Company since 2000. Mr. Dayton is a private investor and his investment holdings include positions in companies operating in the printing, cable television, distribution and real estate industries. Mr. Dayton was previously Chairman of the Kellogg Savings Bank. Mr. Dayton sits on the boards of several business schools, and also serves as a Trustee of the University of Nebraska Foundation.

Patrick J. Jung, *Director.* Mr. Jung has served as Chief Operating Officer of Surdell & Partners LLC since 2001. Mr. Jung was with KPMG from 1970 until 2000. During that period, he served as a partner for 20 years and as the Managing Partner of the Nebraska Business Unit (offices in Omaha and Lincoln) for six years. Mr. Jung is a CPA, and is a graduate of the University of South Dakota and received his M. B.A. from Creighton University. Mr. Jung serves on the board of directors of the Burlington Capital Group, including America First Tax Exempt Investors, L.P. and also serves on the board of directors of Werner Enterprises, Inc. He also serves as chairman of Werner Enterprises' audit committee and its compensation committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Under United States securities laws, the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, are required to report their ownership of the common stock and any changes in ownership to the Securities and Exchange Commission (the "SEC"). These persons are also required by SEC regulations to furnish the Company with copies of these reports. Specific due dates for these reports have been established, and the Company is required to report in this Annual Report on Form 10-K any failure to file such reports by those due dates during the 2007 fiscal year.

Based solely upon a review of the reports furnished to the Company or written representations from the Company's directors and executive officers, the Company believes that all of these filing requirements were satisfied by the Company's directors and executive officers during 2007.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company's Chief Executive Officer and Chief Financial Officer and has posted the Code of Business Conduct and Ethics on its Web site. The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K relating to amendments to or waivers from any provision of the Code of Business Conduct and Ethics applicable to the Company's Chief Executive Officer and Chief Financial Officer by posting that information on the Company's Web site at www.supertelinc.com.

Audit Committee

The Audit Committee currently consists of Messrs. Jung (Chairman), Zwerdling, and Caggiano. All members of the Audit Committee are independent within the meaning of the Nasdaq Stock Market listing standards. The Board of Directors has determined that Patrick J. Jung is an audit committee financial expert and independent within the meaning of SEC regulations.

Item 11. Executive Compensation

Compensation Discussion and Analysis

The following compensation discussion and analysis provides information which the Compensation Committee of the Board of Directors (the "Committee") believes is relevant to an assessment and understanding of compensation awarded to, earned by or paid to Supertel's executive officers listed in the summary compensation table (named executive officers). This discussion should be read in conjunction with the summary compensation table and related tables.

Compensation Overview and Objective. The Committee has the responsibility for developing and maintaining an executive compensation policy for named executive officers that creates a direct relationship between pay levels and corporate performance and returns to shareholders. The objective of the Company's compensation program is to attract and retain a high caliber of management who will manage the Company in a manner that will promote its goals to achieve long term profitability and to advance the interest of the Company's shareholders. The Committee believes that the performance in 2007 of the named executive officers indicate their commitment to achieving such goals for the Company and its shareholders. The compensation program for named executive officers seeks to achieve the objective of retaining a high caliber of management by:

- providing overall competitive pay levels,
- creating proper incentives to enhance shareholder value,

- rewarding superior performance, and
- compensating at levels that are justified by the returns available to shareholders.

Compensation Practices. The Committee reviews and evaluates the performance of the executive officers during the year, and will award cash bonuses or long-term incentives for significant performance.

The Company adopted the Supertel 2006 Stock Plan in 2006 for the benefit of its named officers and other employees. The plan, approved by the Company shareholders, is the first equity based compensation plan adopted by the Company. The Company has employment agreements with the Chief Executive Officer and Chief Financial Officer. Supertel does not have a pension plan. Supertel's executive officers may participate in its 401(k) Plan on the same terms as other participating employees. Supertel does not maintain a perquisite program for its executive officers.

Components of Compensation. Supertel's executive compensation has three components, each of which is intended to support the overall compensation objective of retaining a high caliber of management. The three components are base salary, annual bonuses, and equity incentives. Historically the Company has paid solely cash compensation to its executive officers. In 2006, the Company added equity incentives to the compensation program for named executive officers. For 2007, base salary accounted for approximately 94% of the total cash compensation of the named executive officers and bonuses accounted for approximately 6% of total cash compensation.

Base Salary. Base salary is targeted to be competitive to attract and retain executives qualified to manage a hotel REIT. Base salary is intended to compensate the executive for satisfying the requirements of the position. Salaries for executive officers are reviewed by the Committee on an annual basis and may be changed based on the individual's performance or a change in competitive pay levels in the marketplace.

The Committee reviews with the Chief Executive Officer an annual salary plan for the Company's executive officers (other than the Chief Executive Officer). The salary plan is modified as deemed appropriate and approved by the Committee. The annual salary plan is developed by the Chief Executive Officer and is based on his judgment as to the past and expected future contributions of the individual executive. The Committee reviews and establishes the base salary of the Chief Executive Officer based on similar competitive compensation data and the Committee's assessment of his past performance, leadership in the conduct of the Company's business, and its expectation as to his future contribution in directing the long-term success of the Company.

Based on the factors described above, the Committee established base salaries for 2008 for the named executive officers as follows: Mr. Schulte, $270,000 and Mr. Heimes, $230,000.

Annual Bonuses. The Committee reviewed named executive officers' performance in 2007 in the acquisitions of additional hotels for the Company, an equity offering by the Company's operating partnership and debt financing. Based on the review of the officers' performance, the Committee authorized discretionary cash bonuses to the named executive officers as follows: Mr. Schulte, $17,500 and Mr. Heimes, $12,500.

Equity Incentive Plan. Equity stock incentives are provided primarily through grants of stock options to executive officers pursuant to the shareholder approved Supertel 2006 Stock Plan. The Committee recognizes the value of equity incentives in assisting Supertel in the hiring and retaining of management personnel and in enhancing the long-term mutuality of interest between Supertel shareholders and its directors, officers and employees. The Committee granted options for an aggregate of 22,500 shares to the executive officers during 2007. Options were granted to the named executive officers as follows: Mr. Schulte, 10,000 options and Mr. Heimes, 12,500 options. Stock options are granted at the market value on the date of the grant and have value only if the Company's stock price increases. Stock options granted during 2007 vested on December 31, 2007. Employees must be employed by the Company at the time of vesting in order to exercise the options.

The Committee has stated its belief that the compensation components described above provide compensation that links executive and shareholder interests and provides the basis for the Company to attract and retain qualified executives. The Committee has indicated that it will continue to monitor the relationship among executive compensation, the Company's performance and shareholder value.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

COMPENSATION COMMITTEE

Loren Steele, *Chairman*
Steve H. Borgmann
Joseph Caggiano

Summary Compensation Table

Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Option Awards ($)(1)*	*All Other Compensation ($)(2)*	*Total ($)*
Paul J. Schulte, President	2007	250,000	17,500	8,308	25,000	300,808
Chief Executive Officer	2006	250,000	35,000	20,700	22,000	327,700
Donavon A. Heimes	2007	200,000	12,500	10,385	8,389	231,274
Chief Financial Officer, Treasurer and Secretary	2006	175,000	25,000	18,975	5,688	224,663

(1) This column includes the compensation expense recorded by the Company in 2007 and 2006 on stock options. See footnote 8 to the Company's consolidated financial statements for the assumptions used in the valuation of these awards.

(2) Amounts for Mr. Heimes represent contributions credited by the Company during 2007 and 2006 to its 401(k) plan. Amount for Mr. Schulte represents director fees paid to him by the Company during 2007 and 2006.

Employment Agreements

On August 25, 2005, upon the recommendation of the Compensation Committee and approval of the Board of Directors, the Company entered into employment agreements with President and Chief Executive Officer Paul Schulte and Chief Financial Officer Donavon Heimes. Each of the agreements provided for an initial term from September 1, 2005 until December 31, 2005, with successive one-year renewal periods unless terminated by either party. The agreements provide for initial annual base salaries for Messrs. Schulte and Heimes in the original amounts of $250,000 and $150,000, respectively, subject in each case to review by the Compensation Committee annually. Each of the agreements provides that the employee will be considered for cash bonuses and option grants on an annual basis. Any such bonus will be based on the recommendation of the Compensation Committee and any such option grant will be made in the sole discretion of the Compensation Committee. Each of the agreements also provide that, in the event the Company terminates the agreement without cause, the employee would be entitled to receive his annual base salary for twelve months following termination. The agreements also contain confidentiality and noncompetition covenants. On December 14, 2007, the Compensation Committee approved an increase in Mr. Schulte's annual salary to $270,000 and an increase in Mr. Heimes' annual salary to $230,000, effective January 1, 2008.

Grants of Plan-Based Awards

Name	*Grant Date*	*All Other Option Awards: Number of Securities Underlying Options (#)(1)*	*Exercise or Base Price of Option Awards ($/Sh)*	*Closing Market Price on Date of Grant of Options ($/Sh)*	*Grant Date Fair Value of Stock and Option Awards(2)*
Paul J. Schulte President, Chief Executive Officer	May 24, 2007	10,000	7.55	7.49	8,308
Donavon A. Heimes Chief Financial Officer, Treasurer and Secretary	May 24, 2007	12,500	7.55	7.49	10,385

(1) Stock option awards are made under the Supertel 2006 Stock Plan, at an exercise price which is equal to the average of the high and low sales price of the common stock as reported on the date of grant. These options vested on December 31, 2007.

(2) See footnote 8 to the Company's consolidated financial statements for the assumptions used in valuing these awards.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards			
Name	*Number of Securities Underlying Unexercised Options (#) Exercisable*	*Number of Securities Underlying Unexercised Options (#) Unexercisable*	*Option Exercise Price ($)*	*Option Expiration Date*
Paul J. Schulte, President Chief Executive Officer	30,000	0	5.89	May 25, 2010
	10,000	0	7.55	May 24, 2011
Donavon A. Heimes Chief Financial Officer, Treasurer and Secretary	27,500	0	5.89	May 25, 2010
	12,500	0	7.55	May 24, 2011

The options expiring May 25, 2010 vested on December 31, 2006 and options expiring May 24, 2011 vested on December 31, 2007.

Potential Payments Upon Termination or Change-in-Control

The Company does not have special severance or change-in-control payment agreements with its executive officers. The Company's employment agreements with Messrs. Schulte and Heimes provide that in the event such officer's employment is terminated without cause, the officer will receive 12 months of base salary. The Company's shareholder-approved stock plan provides that all outstanding options become immediately exercisable in the event of a change-in-control (as defined in the plan). All outstanding options as of December 31, 2007 were vested and exercisable.

Director Compensation

Name	*Fees Earned or Paid in Cash ($)*	*Option Awards ($)(1)*	*Total ($)*
Steve H. Borgmann	26,500	2,374	28,874
Joseph Caggiano	25,000	2,374	27,374
Allen L. Dayton	25,000	2,374	27,374
Patrick J. Jung	28,000	2,374	30,374
Loren Steele	26,000	2,374	28,374
George R. Whittemore	25,000	2,374	27,374
Jeffrey M. Zwerdling	25,000	2,374	27,374

(1) See footnote 8 to the Company's consolidated financial statements for the assumptions used in valuing these awards. Director fees paid to Mr. Schulte are reported in the Summary Compensation Table.

Each director in 2007 received an annual retainer of $20,000. Additionally, directors received fees of $1,000 per meeting attended in person and $500 per telephonic meeting. Committee chairman received compensation as follows: audit committee chairman annual retainer of $3,000; compensation committee chairman annual retainer of $1,500 and investment committee chairman annual retainer of $1,500.

Compensation Committee Interlocks and Insider Participation

All of the members of the compensation committee of the Company's board of the company have been determined to be independent directors in accordance with the listing standards and corporate governance rules of the Nasdaq Stock Market and the terms of the Company's articles of incorporation. None of these directors, or any of the Company's executive officers, serves as a member of a board or any compensation committee of any entity that has one or more of its executive officers serving as a member of the Company's board of directors.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of our common stock and Preferred Stock as of February 29, 2008 by the following persons (a) each shareholder known to us to beneficially own more than 5% of the outstanding shares of our common stock, (b) each director, (c) each executive officer named in the Summary Compensation Table and (d) all directors and executive officers as a group. On February 29, 2008 there were 20,700,616 shares of common stock outstanding and 929,489 shares of Preferred Stock outstanding. The shares of Preferred Stock are non-voting and are convertible into an aggregate of 1,645,195 shares of common stock.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Mark H. Tallman P. O. Box 4397 Lincoln, NE 68504	Common Stock	2,006,499 (2)	9.7 %
Clarus Capital Group Management LP 237 Park Avenue, Suite 900 New York, NY 10017	Common Stock	1,051,848 (2)	5.1 %
Paul J. Schulte	Common Stock	991,571 (3)	4.8 %
Allen L. Dayton	Common Stock	937,169 (4)	4.5 %
Steve H. Borgmann	Common Stock	864,400 (5)	4.2 %
Jeffrey M. Zwerdling	Common Stock	170,165 (6)	*
	Preferred Stock	16,250	1.7 %
George R. Whittemore	Common Stock	124,815 (7)	*
	Preferred Stock	15,000	1.6 %
Joseph Caggiano	Common Stock	35,714 (8)	*
Loren Steele	Common Stock	19,364 (9)	*
Patrick J. Jung	Common Stock	10,714 (10)	*
Donavon A. Heimes	Common Stock	40,260 (11)	*
All directors and executive officers as a group (9 persons)	Common Stock	3,194,172 (12)	15.4 %
	Preferred Stock	31,250	3.4 %

* Represents less than 1% of the outstanding shares.

(1) In calculating the indicated percentage, the denominator includes the shares of common stock that would be acquired by the person upon the conversion of the Preferred Stock owned by the person or through the exercise of options. The denominator excludes the shares of common stock that would be acquired by any other person upon such conversion or exercise.

(2) Based solely on Schedule 13G's and 13Ds filed by the beneficial owners.

(3) Includes 29,500 shares of common stock owned by Mr. Schulte's wife, and 40,000 shares of common stock which he has the right to acquire through the exercise of options. Also reflects Mr. Schulte's 33.3% ownership interest in Supertel, Inc., which holds 146,266 shares of common stock. Mr. Schulte has pledged his common stock up to a value of $1,444,000 to secure a personal line of credit with a bank.

(4) Includes 784,055 shares of common stock held by the Southern Improvement Company, Inc., 129,800 shares of common stock held by Video Service of America, Inc., and 5,714 shares of common stock which he has the right to acquire through the exercise of options. Mr. Dayton has pledged 356,000 shares of common stock in his margin account with a broker.

(5) Includes 24,500 shares held by Mr. Borgmann's wife, 1,500 shares held by his child and 5,714 shares of common stock which he has the right to acquire through the exercise of options. Also reflects Mr. Borgmann's 33.3% ownership interest in Supertel, Inc., which holds 146,266 shares of common stock, and Mr. Borgmann's 30% ownership interest in Creston Super 8 Motel, Inc., which holds 196,856 shares of common stock.

(6) Includes 43,659 shares of common stock and 4,750 shares of Preferred Stock held in various accounts of which Mr. Zwerdling serves as trustee or over which he has complete trading authorization (these positions are revocable), 28,762 shares of common stock that he would acquire upon the conversion of his shares of Preferred Stock and 2,857 shares of common stock which he has the right to acquire through the exercise of options.

(7) Includes 28,476 shares of common stock and 10,000 shares of Preferred Stock owned by Mr. Whittemore's wife, 26,550 shares of common stock that he and his wife would acquire upon the conversion of shares of Preferred Stock and 5,714 shares of common stock he has the right to acquire through the exercise of options.

(8) Includes 5,714 shares of common stock which Mr. Caggiano has the right to acquire through the exercise of options.

(9) Includes 5,714 shares of common stock which Mr. Steele has the right to acquire through the exercise of options.

(10) Includes 5,714 shares of common stock which Mr. Jung has the right to acquire through the exercise of options.

(11) Includes 260 shares owned by Mr. Heimes' wife and 40,000 shares of common stock which he has the right to acquire through the exercise of options.

(12) Includes 55,312 shares of common stock that the directors and executive officers would acquire upon the conversion of their shares of Preferred Stock and 117,141 shares of common stock which they have the right to acquire through the exercise of options.

Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued upon exercise of options, warrants and rights under existing equity compensation plans as of December 31, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation (including securities plans reflected in column(a)) (c)
Equity compensation plans approved by security holders	162,143	$6.56	35,000
Equity compensation plans not approved by security holders	-	-	-
Total	162,143		35,000

Item 13. Certain Relationships and Related Transactions, and Director Independence

The current eight-member Board of Directors is comprised of a majority of independent directors, as defined by the Nasdaq Stock Market listing standards and the Company's Articles of Incorporation. The Board of Directors has determined that the following directors are independent under the Company's Articles of Incorporation and the Nasdaq Stock Market listing standards: Messrs. Borgmann, Zwerdling, Steele, Caggiano, Dayton and Jung.

Item 14. Principal Accountant Fees and Services

The following table presents the fees for professional audit services rendered by KPMG LLP for the audit of the Company's consolidated financial statements for the fiscal years ended December 31, 2007 and 2006, and fees billed for other services rendered by KPMG during those periods.

Year Ended December 31,	2007	2006
Audit Fees(1)	$ 235,650	$ 137,607
Audit Related Fees(2)	166,098	224,500
Tax Fees(3)	94,341	50,220
All Other Fees	-	-
Total	$ 496,089	$ 412,327

(1) Includes fees billed for professional services rendered by KPMG LLP for the audit of the Company's fiscal 2007 and 2006 annual financial statements, review of the Company's quarterly financial statements during 2007 and 2006, and the audit of the effectiveness of the Company's internal control over financial reporting.
(2) Includes fees billed for professional services rendered by KPMG LLP in connection with registration statements and audits in connection with acquisitions.
(3) Includes fees billed for professional services rendered by KPMG LLP for tax compliance, tax advice, and tax planning.

The Audit Committee has determined that the provision of the non-audit services performed by KPMG during the 2007 and 2006 fiscal years is compatible with maintaining KPMG's independence from the Company.

Pursuant to the terms of the Company's Audit Committee Charter, the Audit Committee is responsible for the appointment, compensation and oversight of the work performed by the Company's independent accountants. The Audit Committee, or a designated member of the Audit Committee, must pre-approve all audit (including audit-related) and non-audit services performed by the independent accountants in order to assure that the provisions of such services does not impair the accountants' independence. The Audit Committee has delegated interim pre-approval authority to Mr. Jung, Chairman of the Audit Committee. Any interim pre-approval of permitted non-audit services is required to be reported to the Audit Committee at its next scheduled meeting.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) *Financial Statements and Schedules.*

Exhibits.

3.1(b) Second Amended and Restated Articles of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

3.2 Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated December 6, 2007).

10.1 Third Amended and Restated Agreement of Limited Partnership of Supertel Limited Partnership, as amended (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

10.2 Form of Master Lease Agreement made as of January 1, 2002 by and between Supertel Limited Partnership, E&P Financing Limited Partnership, Solomons Beacon Inn Limited Partnership and TRS Leasing, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006).

10.3* Loan Agreement dated as of November 26, 2002 by and among Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Greenwich Capital Financial Products, Inc.

10.4* Promissory Note dated as of November 26, 2002 between Solomons Beacon Inn Limited Partnership, TRS Subsidiary, LLC and Greenwich Capital Financial Products, Inc.

10.5* Guaranty of Recourse Obligations dated as of November 26, 2002 made by the Company in favor of Greenwich Capital Financial Products, Inc.

10.6* Pledge and Security Agreement dated as of November 26, 2002 by the Company, Supertel Limited Partnership, TRS Leasing, Inc. and Solomons GP, LLC, for the benefit of Greenwich Capital Financial Products, Inc.

10.7* Master Lease Agreement dated as of November 26, 2002 between Solomons Beacon Inn Limited Partnership and TRS Subsidiary, LLC.

10.8* First Amended and Restated Master Lease Agreement dated as of November 26, 2002 between Supertel Limited Partnership, E&P Financing Limited Partnership, TRS Leasing, Inc. and Solomons Beacon Inn Limited Partnership.

10.9 Form of Preferred Stock Warrant (incorporated herein by reference to Exhibit 4.6 to the Company's Amendment to Registration Statement on Form S-1/A (333-129376) filed on December 23, 2005).

10.10 Hotel Management Agreement dated as of August 1, 2004 between TRS Leasing, Inc., TRS Subsidiary, LLC and Royco Hotels, Inc. (incorporated herein by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

10.11 Amendment dated January 1, 2007 to Hotel Management Agreement dated August 1, 2004 by and between Royco Hotels, Inc., TRS Leasing, Inc., TRS Subsidiary, LLC and SPPR TRS Subsidiary, LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 1, 2007).

10.12 Management Agreement dated May 16, 2007 between TRS Leasing, Inc. and HLC Hotels, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 16, 2007).

10.13 Loan Agreement dated January 13, 2005 by and between the Company and Great Western Bank (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 13, 2005).

10.14 Second Amendment to Loan Agreement dated February 22, 2007 between the Company and Great Western Bank (incorporated herein by reference to the Company's Current Report on Form 8-K dated February 22, 2007).

10.15 Promissory Notes, Loan Agreement and form of Deed to Secure Debt, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated August 18, 2006 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 17, 2006).

10.16 Unconditional Guaranty of Payment and Performance dated August 18, 2006 by the Company to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 17, 2006).

10.17 Promissory Note, Loan Agreement and form of Mortgage, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated January 5, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 5, 2007).

10.18 Promissory Notes, Loan Agreement and form of Deed to Secure Debt, Assignment of Rents and Leases, Security Agreement and Fixture Filing dated May 16, 2007 by Supertel Limited Partnership to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 16, 2007).

10.19 Unconditional Guaranty of Payment and Performance dated May 16, 2007 by the Company to and for the benefit of General Electric Capital Corporation (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated May 16, 2007).

10.20 Employment Agreement dated as of September 1, 2005 by and between the Company and Paul Schulte (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 25, 2005).

10.21 Employment Agreement dated as of September 1, 2005 by and between the Company and Don Heimes (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 25, 2005).

10.22 The Company's 2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

10.23 Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.24 Director and Named Executive Officers Compensation is incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis", "Compensation Committee Report", "Summary Compensation Table", "Grants of Plan-Based Awards for Fiscal Year 2007", "Outstanding Equity Awards at Fiscal Year-End", and "Director Compensation" in the Company's Proxy Statement for the Annual Meeting of Stockholders on May 22, 2008.

12.1* Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.

21.0* Subsidiaries.

23.1* Consent of KPMG LLP.

31.1* Section 302 Certification of Chief Executive Officer.

31.2* Section 302 Certification of Chief Financial Officer.

32.1* Section 906 Certifications.

Pursuant to Item 601 (b)(4) of Regulation S-K, certain instruments with respect to the Company's long-term debt are not filed with this Form 10-K. The Company will furnish a copy of any such long-term debt agreement to the Securities and Exchange Commission upon request.

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERTEL HOSPITALITY, INC.

March 12, 2008

By: /s/ Paul J. Schulte
Paul J. Schulte
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the date indicated above.

By: /s/ Paul J. Schulte
Paul J. Schulte
President and Chief Executive Officer
(principal executive officer)

By: /s/ Joseph Caggiano
Joseph Caggiano
Director

By: /s/ Donavon A. Heimes
Donavon A. Heimes
Chief Financial Officer, Treasurer and Corporate Secretary
(principal financial and accounting officer)

By: /s/ Jeffrey M. Zwerdling
Jeffrey M. Zwerdling
Director

By: /s/ Paul J. Schulte
Paul J. Schulte
Chairman of the Board

By: /s/ Allen L. Dayton
Allen L. Dayton
Director

By: /s/ Steve H. Borgmann
Steve H. Borgmann
Director

By: /s/ George R. Whittemore
George R. Whittemore
Director

By: /s/ Loren Steele
Loren Steele
Director

By: /s/ Patrick J. Jung
Patrick J. Jung
Director

Exhibit 31.1

CERTIFICATIONS

I, Paul J. Schulte, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2007 of Supertel Hospitality, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 12, 2008

/s/ Paul J. Schulte
Paul J. Schulte
President and Chief Executive Officer

Exhibit 31.2

I, Donavon A. Heimes, certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2007 of Supertel Hospitality, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 12, 2008

/s/ Donavon A. Heimes
Donavon A. Heimes
Chief Financial Officer, Treasurer and Secretary

OFFICERS OF THE COMPANY

PAUL J. SCHULTE | President, Chief Executive Officer

DONAVON A. HEIMES | Chief Financial Officer, Treasurer and Corporate Secretary

STEVEN C. GILBERT | Senior Vice President, CAP-EX

DAVID L. WALTER | Vice President, Compliance and Reporting

CORRINE L. "CONNIE" SCARPELLO | Vice President, Accounting and Finance

BOARD OF DIRECTORS

PAUL J. SCHULTE | Chairman of the Board

GEORGE R. WHITTEMORE | Director

STEVE H. BORGMANN | Director

JOSEPH CAGGIANO | Director

LOREN STEELE | Director

JEFFREY M. ZWERDLING | Director

ALLEN L. DAYTON | Director

PATRICK J. JUNG | Director

SUPERTEL HOSPITALITY, INC.

CORPORATE HEADQUARTERS

309 N. 5th Street
Norfolk, NE 68701
402.371.2520

WEBSITE

www.supertelinc.com

CERTIFIED PUBLIC ACCOUNTANTS

KPMG LLP
Omaha, NE

STOCK TRANSFER AGENT

American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
www.amstock.com
1.800.937.5449

ANNUAL MEETING

The annual meeting of shareholders will be held on Thursday, May 22, 2008 at 10:00 a.m., local time, at the Doubletree Hotel at 1616 Dodge Street, Omaha, Nebraska 68102.

FORM 10-K

Additional copies of Supertel Hospitality's Form 10-K Annual Report for 2007 may be requested through the Company's website or by contacting the Investor Relations department.

STOCK EXCHANGE LISTING

Supertel Hospitality's common stock is listed on the NASDAQ Global Market system under the symbol SPPR.

INVESTOR RELATIONS

309 N. 5th Street
Norfolk, NE 68701
402.371.2520

MANAGEMENT COMPANY OFFICES

Royco Hotels Inc.
309 N. 5th Street
Norfolk, NE 68701
402.371.2520

HLC Hotels Inc.
7080 Abercorn Street
Savannah, GA 31406
912.352.4493

SUPERTEL HOSPITALITY, INC.

309 N. 5TH STREET
NORFOLK, NE 68701
402.371.2520

END